Exhibit 2.1
ASSET PURCHASE AGREEMENT
dated as of May 12, 2008
by and among
KENSEY NASH CORPORATION,

ILT ACQUISITION SUB, INC.,

KENSEY NASH HOLDING CORPORATION

and
THE SPECTRANETICS CORPORATION

 i

Table of Contents
(continued)
 ii

LIST OF EXHIBITS

Exhibit 1–	Schedule of Acquired Assets

Exhibit 2–	Company Disclosure Schedule

Exhibit 3–	Form of Assignment and Assumption Agreement

Exhibit 4–	Form of Patent Assignment

Exhibit 5–	Form of Trademark Assignment

Exhibit 6–	Form of Bill of Sale

Exhibit 7–	Form of Share Transfer Agreement Regarding the Assignment and Transfer of All Shares in Kensey Nash Europe GmbH

Exhibit 8 –	Form of License Agreement

Exhibit 9 –	Form of Manufacturing and Licensing Agreement

Exhibit 10 –	Form of Non-Competition Agreement

Exhibit 11 –	Form of Development and Regulatory Services Agreement

Exhibit 12 –	Form of Opinion of Counsel of Purchaser

Exhibit 13 –	Form of Opinion of Counsel of Seller Parties
LIST OF SCHEDULES

Schedule 1 –	Excluded Assets

Schedule 2 –	Assumed Liabilities

Schedule 3 –	KNE Balance Sheet

Schedule 4 –	Knowledge

Schedule 5 –	Consents Required at Closing
 iii

ASSET PURCHASE AGREEMENT
          This Asset Purchase Agreement, dated as of May 12, 2008 (this “Agreement”), is by and among The Spectranetics Corporation, a Delaware corporation (the “Purchaser”), on the one hand, and Kensey Nash Corporation, a Delaware corporation (the “Company”), ILT Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“ILT”), and Kensey Nash Holding Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“KNH” and, together with the Company and ILT, the “Seller Parties”), on the other hand.
RECITALS:
          A. The Seller Parties are engaged, in part, in the business of inventing, researching, developing, manufacturing and/or marketing the Acquired Technology for sale anywhere in the world (the “Business”, it being clarified that KNE’s entire business shall be included in such definition).
          B. The Seller Parties desire to sell any and all of their right, interest and title in and to the Acquired Assets and the Purchaser desires to acquire the Seller Parties’ right, interest and title in and to the Acquired Assets and agrees to assume the Assumed Liabilities, in each case on the terms and subject to the conditions set forth herein.
          C. Upon the Closing, the Seller Parties (as the case may be) and the Purchaser shall enter into a Development and Regulatory Services Agreement and a Manufacturing and Licensing Agreement, pursuant to which the Seller Parties (as the case may be) will, among other things agree to, (1) manufacture the QuickCat products during an initial period after Closing for sale by the Purchaser, (2) manufacture the ThromCat and SafeCross products during such initial period and a second period after the Closing for sale by the Purchaser during such periods after the Closing, (3) undertake certain development and regulatory activities in connection with the Acquired Technology or otherwise as may be agreed between the parties and (4) assist in the transfer to the Purchaser of the know-how, trade secrets and similar intellectual property rights included in the Acquired Assets, in each case on the terms and subject to the conditions set forth therein.
          D. Upon the Closing, the Company, ILT and the Purchaser shall enter into a Non-Competition and Confidentiality Agreement.
          E. Upon the Closing, the Purchaser and the Company shall enter into a License Agreement whereby the Purchaser shall license back to the Company certain of the Acquired Assets for orthopedic applications on terms and conditions set forth therein.
          Accordingly, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
DEFINITIONS
          1.1 Defined Terms. Capitalized terms defined in this Agreement whenever used herein (including, without limitation, the Exhibits and Schedules hereto) shall have the meanings given to such terms in this Agreement. The terms defined in this Section 1.1, whenever used herein (including, without limitation, the Exhibits and Schedules hereto), shall have the following meanings for all purposes of this Agreement:
          (a) “Acquired Assets” shall mean, except for any Excluded Assets, all the right, title and interest that any of the Seller Parties or any Affiliate of any of the Seller Parties possess in and to the following properties, assets and rights of any kind, whether tangible or intangible, including those listed on the Schedule of Acquired Assets attached as Exhibit 1 hereto (the “Schedule of Acquired Assets”), currently owned by any of the Seller Parties or any Affiliate of any of the Seller Parties:
     (i) all Assumed Contracts (provided, the transfer of certain Assumed Contracts as noted on the Schedule of Acquired Assets will occur upon the expiration of the QuickCat Manufacturing Period and the SC/TC Manufacturing Period, each as defined in the Manufacturing and Licensing Agreement);
     (ii) the KNE Share;
     (iii) all Intellectual Property Rights;
     (iv) all other technology rights and licenses, franchises, know-how, inventions, designs, specifications, plans and drawings used exclusively in the Business;
     (v) all Books and Records, including without limitation, all Product Records;
     (vi) all Registrations and other Permits in the name of the Seller Parties that relate primarily to, or are otherwise necessary to, the manufacture, sale and distribution of the Acquired Technology (provided, such transfer may be delayed to the extent reasonably necessary for the Company to perform its obligations under the Services Agreement);
     (vii) all Promotional Materials related to the Acquired Technology;
     (viii) all causes of action, rights and remedies arising under the Intellectual Property Rights prior to or after Closing;
     (ix) all rights, claims, credits, causes of action, choses in action and rights of set-off against third parties to the extent relating to any of the

Acquired Assets or any of the Assumed Liabilities, including all rights in and to products sold or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) in the operation or conduct of the Business and all guarantees, representations, warranties, indemnities and similar rights in favor of the Seller Parties to the extent relating to any of the Acquired Assets or any of the Assumed Liabilities (other than any such rights set forth in this Agreement);
     (x) the Trade Receivables;
     (xi) all Fixtures and Equipment and other non-Inventory tangible assets used primarily in the Business;
     (xii) all Inventory related to the QuickCat Aspiration product line (it being understood that all other Inventory shall be treated under the terms of the Manufacture and License Agreement); and
     (xiii) all other properties, assets and rights of any kind used primarily in the Business.
          (b) “Acquired Technology” shall mean collectively the following products of the Seller Parties: (a) the QuickCat Aspiration Catheter product line, (b) the ThromCat Thrombectomy Catheter System product line and (c) the Safe-Cross RF CTO System product line (including the Safe-Cross Console), and such modifications and accessories thereto as would be covered by the Registrations and/or claims included within the Intellectual Property Rights. For the sake of clarity, except where used in Article III, Acquired Technology shall also include any improvements or other deliverables developed under the Services Agreement.
          (c) “Action” shall mean any action, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, investigation or unfair labor practice charge or complaint.
          (d) “Affiliate” shall mean, with respect to any Person, (a) any other Person of which securities or other ownership interests representing more than five percent (5%) of the voting interests are, at the time such determination is being made, beneficially owned or Controlled by such Person, or (b) any other Person which, at the time such determination is being made, is Controlling, Controlled by or under common Control with such Person. For the purposes hereof, (i) “Control,” whether used as a noun or verb, refers to the possession, directly or indirectly, of the power to affirmatively direct, or affirmatively cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and (ii) a “beneficial owner” of a security is any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (x) voting power, which includes the power to vote, or direct the voting of, such security, or (y) investment power, which includes the power to dispose, or to direct the disposition of, such security. A Person shall lose its status as an Affiliate of a party if it no longer falls within the preceding definition of “Affiliate.”

          (e) “Agreement for Services” means the Agreement for Services, dated April 28, 2006, between the Company and KNE.
          (f) “Assignment and Assumption Agreement” means the Assignment and Assumption Agreement in the form attached hereto as Exhibit 3, whereby the Selling Parties will assign, and Purchaser will assume, in each case with any required consents of any third parties thereto, each of the Assumed Contracts.
          (g) “Assumed Contracts” shall mean all Contracts listed on Schedule A of the Schedule of Acquired Assets under the heading “Assumed Contracts”.
          (h) “Bill of Sale” means the Bill of Sale in the form attached hereto as Exhibit 6.
          (i) “Books and Records” shall mean (a) all records and lists, including those relating to customers, suppliers or personnel, (b) all financial, legal, regulatory, accounting and personnel records and files, (c) all other books, ledgers, files, laboratory notebooks, reports, plans, drawings and operating records, whether in hard copy or computer or other format (including historical files and documents of the Business stored on computer systems or backup files), maintained by or for the Seller Parties, and (d) all files relating to the Intellectual Property Rights, but in the case of each of (a)-(c) above, only to the extent necessary for the Business. For the avoidance of doubt, in no event shall “Books and Records” be deemed to include any records or files relating to Taxes other than sales or use Taxes or Property Taxes, copies of which will be provided to the Purchaser.
          (j) “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by Law to be closed.
          (k) “Code” means the United States Internal Revenue Code of 1986, as amended.
          (l) “Commissionaire Agreement” means the Commissionaire Agreement, dated as of June 26, 2006 between the Company and KNE.
          (m) “Company Disclosure Schedule” means the disclosure schedule and related attachments attached hereto as Exhibit 2.
          (n) “Confidentiality Agreements” shall mean, collectively, the Confidentiality Agreement, dated on or about October 3, 2007 between the Company and the Purchaser and the letter agreement dated as of March 14, 2008 between the Company and the Purchaser.
          (o) “Contract” shall mean any agreement, contract, note, loan, evidence of indebtedness, purchase order, letter of credit, indenture, security or pledge agreement, franchise agreement, undertaking, covenant not to compete, covenant not to sue, employment agreement, license, instrument, obligation or commitment to which (i) any Seller Party is a party or is bound and that relates to the Business or the Acquired Assets, whether oral or written, or (ii) to which

KNE is a party or is bound, irrespective of whether it relates to the Business or the Acquired Assets.
          (p) “Copyrights” shall mean all U.S. and non-U.S. registered copyrights, applications for copyright registration and unregistered copyrights owned or otherwise controlled by any of the Seller Parties that primarily relate to, or are otherwise necessary to the use, development, manufacture and sale of, the Acquired Technology, including without limitation, those listed on Schedule B of the Schedule of Acquired Assets.
          (q) “Cumulative Revenue” shall mean the aggregate Sales Price of products of the Acquired Technology sold during the relevant period of determination.
          (r) “Environment” means any surface water, groundwater, land surface, subsurface strata, river sediment, plant or animal life, natural resources, air (including indoor air and ambient air) and soil.
          (s) “Environmental Laws” means all applicable international, federal, state, local and foreign laws, statutes, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, treaties or binding agreements issued, promulgated or entered into by any Governmental Entity (as defined below), and any Permits issued thereunder, relating in any way to the Environment, to preservation or reclamation of natural resources or endangered species, to exposure to Hazardous Materials, to Handling of Hazardous Materials, or to the presence or management of any Release or threat of Release of Hazardous Materials.
          (t) “Excluded Assets” shall mean the following assets of the Seller Parties which are not to be acquired by the Purchaser hereunder:
     (i) the corporate charters and other organizational documents of the Seller Parties or any of their respective Affiliates (other than KNE) qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of the Seller Parties or any of their Affiliates (other than KNE) as a corporation;
     (ii) all cash, cash equivalents and investments;
     (iii) any Permits that are not Acquired Assets;
     (iv) all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind against any Person to the extent related to the Liabilities that are not Assumed Liabilities;
     (v) except for the KNE Share, all equity interests and other capital stock that is owned by the Company, ILT or KNH;

     (vi) the assets listed on Schedule 1 attached hereto under the heading “Excluded Assets”;
     (vii) all rights of any Seller Party under Contracts that are not Assumed Contracts or KNE Contracts;
     (viii) the rights of the Seller Parties under this Agreement and the other agreements entered into in connection herewith;
     (ix) all rights of the Seller Parties to any Tax refunds, Tax deposits, Tax payments and estimated Taxes, provided, however, this exclusion shall not affect the liability of the Seller Parties for Property Taxes pursuant to Section 6.6(c) or Taxes of KNE for Pre-Closing Tax Periods pursuant to Section 9.2(viii);
     (x) all insurance policies in the name of the Seller Parties or any of their Affiliates (other than KNE), and any rights to payment (whether matured or unmatured) with respect thereto; and
     (xi) copies of all Books and Records that any Seller Party is required by Law or good business practice to retain in its possession.
          (u) “FDA” means the United States Food and Drug Administration.
          (v) “FDA Act” means the United States Food, Drug and Cosmetic Act, as amended, and applicable regulations and guidances thereunder.
          (w) “Final Base Purchase Price” shall mean:
     (i) an amount equal to the Preliminary Base Purchase Price; plus
     (ii) the Dollar amount of the assets included in the line item “cash and cash equivalents” of KNE as of the Closing Date and shown in the KNE Closing Balance Sheet; plus
     (iii) the Dollar amount of the assets included in the line item “Intercompany A/R” of KNE as of the Closing Date and shown in the KNE Closing Balance Sheet; plus
     (iv) the Dollar amount of the assets included in line item “Input VAT” of KNE as of the Closing Date and shown in the KNE Closing Balance Sheet; minus
     (v) the aggregate Dollar amount of any and all liabilities and/or accruals of KNE (including, without limitation, (i) any category of liabilities or accruals included in line items denoted with a “K” in the KNE Balance Sheet and (ii) all Liabilities, payments and obligations relating to the termination of the

KNE Lay-Off Employees or otherwise arising under the KNE Lay-Off Employee Ancillary Contracts, whether to be accrued under GAAP or not) as of the Closing Date and shown in the KNE Closing Balance Sheet.
          (x) “Fixtures and Equipment” shall mean the machinery, spare parts, tools, supplies, equipment and other tangible personal property owned or leased by any Seller Party listed on Schedule C of the Schedule of Acquired Assets, including all warranty rights with respect thereto.
          (y) “Force Majeure Event” means any natural disaster, destruction, casualty, act of God, war, terrorist act, fire or labor strike with respect to the manufacturing operations of the Business located at 735 Pennsylvania Avenue, Exton, Pennsylvania, in each case only to the extent that such event that would render impossible the Company’s ability to perform its obligations under the Manufacture and License Agreement as of the Closing Date, without regard to any cure periods or Force Majeure conditions contained therein.
          (z) “GAAP” shall mean generally accepted accounting principles in effect in the United States, applied on a consistent basis.
          (aa) “German Contract” means that certain Contract between KNE and Azenio Business Centre GmbH & Co. KG dated February 1, 2007.
          (bb) “German Contract Condition” means that, prior to the Closing, the German Contract has been amended by the parties thereto in writing in order to provide that the German Contract may thereafter be terminated by KNE upon no more than sixty (60) days’ prior written notice and that in the event of such notice KNE shall not be obligated to make any payment to the counterparty of the German Contract for any period following such termination of the German Contract.
          (cc) “Governmental Entity” shall mean any court or any governmental or other administrative or regulatory authority, department, ministry, agency or commission, whether federal, state or local, U.S. or non-U.S., including notified bodies designated by the member states of the European Union and the European Free Trade Association.
          (dd) “Handling of Hazardous Materials” shall mean the production, use, generation, Release, storage, treatment, formulation, processing, labeling, distribution, transportation, recycling, or other handling or disposition of, or exposure to, Hazardous Materials.
          (ee) “Hazardous Material” means any waste, substance, product, pollutant or material, whether solid, liquid or gaseous, that (1) is or contains petroleum or any fraction thereof, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, radon gas, radioactive substances, oil, or chlorofluorocarbons or any other ozone depleting substance, (2) requires removal, remediation or reporting under any Environmental Law, or is defined, listed or identified in any Environmental Law as a “contaminant”, “pollutant”, “toxic substance”, “toxic material”, “hazardous waste” or “hazardous substance” or words of similar meaning and regulatory effect thereunder, or (3) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated as such by any Governmental Entity under any Environmental Law.
          (ff) “Intellectual Property Rights” shall mean the following intellectual property rights, whether protected, created or arising under the Laws of the United States or any other jurisdiction: (i) Trademark Rights; (ii) Patent Rights; (iii) Copyrights; (iv) Trade Secrets; (v) moral rights, publicity rights and any other proprietary, intellectual or industrial property rights of any kind or nature that exclusively relate to, or are otherwise necessary to the use, manufacture, offer for sale, sale, and importation of, the Acquired Technology, are owned or otherwise controlled by any of the Seller Parties, and do not comprise or are not protected by Trademark Rights, Patent Rights, Copyrights or Trade Secrets and (vi) the right to sue for past, present or future infringement of any of the foregoing.
          (gg) “Inventory” shall mean all inventory of the Acquired Technology held for resale and all raw materials, work in process, finished products, wrapping, supply and packaging items and similar items with respect to the Acquired Technology and in each case whether owned or held by the Seller Parties, their Affiliates (including without limitation KNE) or their customers and wherever the same may be located.
          (hh) “KNE” shall mean Kensey Nash Europe GmbH, a wholly owned foreign subsidiary of KNH, organized under the laws of Germany.
          (ii) “KNE Balance Sheet” shall mean the unaudited balance sheet of KNE dated as of March 31, 2008 attached hereto as Schedule 3.
          (jj) “KNE Share” shall mean a share (Geschäftsanteil) in KNE in a nominal amount of EUR 600,000 (in words: Euro six hundred thousand) representing the entire registered share capital of KNE.
          (kk) “KNE Share Transfer Agreement” means the Share Transfer Agreement Regarding the Assignment and Transfer of All Shares in KNE in the form attached hereto as Exhibit 7.
          (ll) “Knowledge” shall mean the actual knowledge that each of the officers and employees of the Company, ILT and KNH listed on Schedule 4 would have had, had such persons made all reasonable inquiries and investigations and the actual knowledge that each of the managing directors of KNE would have had, had such persons made all reasonable inquiries and investigations.
          (mm) “Laws” shall mean any law, constitution, statute, ordinance, regulation, rule, directive, notice requirement, court decision, agency guideline, order, writ, injunction, award, judgment, decree, resolution, code, edict, treaty or binding agreement issued, enacted, adopted, promulgated, implemented, entered into or otherwise put into effect by or under the authority of any Governmental Entity.
          (nn) “Liabilities” shall mean, as to any particular Person, any direct or indirect liability, indebtedness, obligation, commitment, claim, deficiency or guaranty of or by such Person of any type, whether known or unknown, disputed or undisputed, secured or unsecured, due or to become due, vested or unvested, liquidated or unliquidated, accrued, absolute, contingent, matured or unmatured, whether or not the same is required to be accrued on the financial statements of such Person.
          (oo) “License Agreement” shall mean the License Agreement, dated as of the Closing Date, between the Purchaser and the Company, in the form attached hereto as Exhibit 8.
          (pp) “Liens” means any and all mortgages, liens, pledges, charges, restrictions or encumbrances of any nature whatsoever.
          (qq) “Manufacturing and Licensing Agreement” shall mean the Manufacturing and Licensing Agreement, dated as of the Closing Date, between the Purchaser and the Company, in the form attached hereto as Exhibit 9.
          (rr) “Material Regulatory Issue” means any development in applicable Law that would render the Seller Parties unable to sell in compliance with applicable Law any of the three products included in the Acquired Technology, so long as such development is not reasonably expected to be cured within thirty (30) days thereof.
          (ss) “Non-Competition Agreement” means the Non-Competition Agreement, in the form attached hereto as Exhibit 10, between the Purchaser, the Company and ILT.
          (tt) “Patent Assignment” means the Patent Assignment in the form attached hereto as Exhibit 4.
          (uu) “Patent Rights” shall mean all U.S., foreign and international patents and patent applications, inventor’s certificates, utility models, design registrations, provisional applications, nonprovisional applications, substitutions, extensions, reissues, reexaminations, renewals, divisions, continuations, continuations-in-part, parents and other related applications and foreign counterparts of all of the foregoing owned or otherwise controlled by any of the Seller Parties that exclusively relate to, or are otherwise necessary to the use, manufacture, offer for sale, sale, and importation of, the Acquired Technology listed in each case on Schedule D of the Schedule of Acquired Assets.
          (vv) “Permit” means each Registration and each federal, state, county, local or non-U.S. application, license, permit, approval, clearance, registration, certificate, filing, consent or order, and all supplements and amendments thereto filed with or issued or granted by, any Governmental Entity (including the FDA and any other Governmental Entity engaged in the regulation of the Acquired Technology or the Business), required for the operation of the Business as currently conducted, the holding of any interest in any of its properties and assets, or the operation of its facilities, that primarily relate to, or are otherwise necessary for the operation of the Business.
          (ww) “Permitted Liens” means (i) Liens arising under equipment or maintenance financing or leasing agreements, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, and carriers’ Liens, or Liens of a similar type, arising in the ordinary course of business and/or (iv) Liens expressly set forth in any Assumed Contract.

          (xx) “Person” means an individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization or other entity, or any Governmental Entity or quasi-governmental body or regulatory authority.
          (yy) “Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of a Straddle Period beginning on the Closing Date.
          (zz) “Pre-Closing Tax Period” means any Tax period ending before the Closing Date and the portion of any Straddle Period ending before the Closing Date.
          (aaa) “Preliminary Base Purchase Price” shall mean Ten Million Dollars ($10,000,000).
          (bbb) “Processing Agreement” shall mean the Processing Agreement, dated November 15, 2002, between Isomedix Operations Inc., a wholly owned subsidiary of Steris Corporation, and the Company.
          (ccc) “Product Records” means all Books and Records related to the Acquired Technology, including copies of all customer and supplier lists, account lists, call data, sales histories, call notes, marketing studies, consulting reports, physician databases, and correspondence with respect to the Acquired Technology to the extent maintained by the Seller Parties, and all complaint files and adverse event files with respect to the Acquired Technology.
          (ddd) “Promotional Materials” means the advertising, promotional and media materials, sales and training materials, trade show materials (including displays) and videos, used primarily or exclusively for the commercialization of the Acquired Technology.
          (eee) “Property Taxes” means shall mean all real property Taxes, personal property Taxes and similar ad valorem Taxes.
          (fff) “Proprietary Rights” means all U.S. and foreign trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, domain names, copyrights and copyright rights, patents and patent rights, mask works, brand names, trade dress, industrial or product designs, business and product names, logos, slogans, trade secrets, inventions (whether or not patentable), invention disclosures, processes, formulae, industrial models, designs, specifications, data, databases and data collections, technology, methodologies, computer programs (including all source codes, object codes, firmware, Software, development tools, files, records and data), manufacturing, engineering and technical drawings, and any other trade secret or other technical information, whether or not subject to statutory registration, and all common law and world-wide rights to registrations of trademarks, service marks and copyrights, and the right to sue for patent infringement, if any, in connection with any of the foregoing, and all documents, disks and other media on which any of the foregoing is stored.
          (ggg) “Registrations” means the regulatory clearances, approvals, authorizations, certificates, agreements and other permissions issued by Governmental Entities and held by the Seller Parties required for the commercial marketing and sale of the Acquired

Technology, including without limitation, the clearances issued under Section 510(k) of the FDA Act covering the Acquired Technology numbered K001992, K010531, K012169, K011986, K021323, K021243, K021638, K030984, K031417, K031692, K032784, K031842, K033708, K032031, K033929, K040037, K040481, K041973, K050916, K050915, K073162, K072195, K060016, K060092 and K073519, and any supplements, amendments or modifications thereto, submitted to or required by the FDA prior to the Closing Date.
          (hhh) “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration at, into or onto the Environment, including movement or migration through or in the Environment, whether sudden or non-sudden and whether accidental or non-accidental, or any release, emission or discharge as those terms are defined in any applicable Environmental Law.
          (iii) “Sales Price” means the price per unit at which a product is sold by the Purchaser (or is Affiliates, successors or assigns). For the avoidance of doubt, the following items shall not be included in the calculation of the “Sales Price”: (i) any refunds, credits or allowances actually given or credited to any party due to rejections, defects or returns of products, (ii) any sales, use, occupation or excise taxes, duties or other governmental charges imposed on, and paid by the Purchaser during, the importation, exportation, use or sale of products, and (iii) any freight, postage or insurance charges actually incurred.
          (jjj) “Services Agreement” shall mean the Development and Regulatory Services Agreement, dated as of the Closing Date, between the Purchaser and the Company, in the form of Exhibit 11 hereto.
          (kkk) “Software” shall mean any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, and all documentation, including user manuals and training materials, relating to any of the foregoing; provided, however, that the term “Software” shall specifically exclude any computer programs that are generally available to the public, including computer programs available pursuant to “shrink wrap,” “click wrap” and other similar license agreements.
          (lll) “Straddle Period” means any Tax period beginning before and ending on or after the Closing Date.
          (mmm) “Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum, estimated tax, all taxes and charges accessory to taxes (Steuern und steuerliche Nebenleistungen) within the meaning of § 3 of the German Tax Code (Abgabenordnung) or social security contributions (Sozialversicherungsbeiträge) or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

          (nnn) “Tax Return” means any report, return, declaration, information return, statement or other information required to be supplied to a taxing authority with respect to any Tax or Taxes, including any schedule or attachment thereto, and including any amendments thereof.
          (ooo) “Trade Receivables” means the trade accounts receivable and notes receivable of the Business as of the Effective Time.
          (ppp) “Trade Secrets” shall mean non-public know-how, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, data bases, inventions for which patent applications have not yet been filed and other technical information owned or otherwise controlled by any of the Seller Parties that relate primarily to, or are otherwise necessary to the manufacture and sale of, the Acquired Technology, but excluding any Copyrights or Patent Rights that may cover or protect any of the foregoing.
          (qqq) “Trademark Assignment” means the Trademark Assignment in the form attached hereto as Exhibit 5.
          (rrr) “Trademark Rights” shall mean (i) those certain trademarks, including all U.S. and non-U.S. registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, common-law trademarks and rights, service marks, trade dress, logos, trade names and corporate names listed on Schedule E of the Schedule of Acquired Assets, (ii) all rights arising from the use of or existing in connection with the domain names: “intraluminal.com” and “intraluminal.info”, and (iii) all goodwill associated with the foregoing and all registrations and applications for registration of any of the foregoing.
          (sss) “Transaction Documents” means this Agreement, the Bill of Sale, the Manufacturing and Licensing Agreement, the License Agreement, the Non-Competition and Confidentiality Agreement, the Services Agreement, the various Assignments, and all other agreements, documents, certificates and instruments to be delivered pursuant to or in connection with this Agreement.
          1.2 Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
“Acquisition Proposal”	5.4(b)
“Agreement”	Preamble
“Allocation”	2.7(a)
“Allocation Statement”	6.6(d)
“Assumed Liabilities”	2.3
“Base Purchase Price Determination Certificate”	2.5(c)(i)
“Base Purchase Price Settlement Payment”	2.5(b)
“Basket Threshold”	9.5(a)
“Business”	Recitals

Term	Section
“Cap”	9.5(b)
“Closing”	2.1(a)
“Closing Date”	2.1(a)
“COBRA”	2.4(a)
“Company”	Preamble
“Company Disclosure Schedule Supplement”	5.5
“Confidential Information”	6.1(a)
“Confidentiality Parties”	6.1(a)
“Cumulative Revenue Report”	2.6(a)
“Disputed Items”	2.5(c)(iii)
“Effective Time”	2.1(a)
“Financial Information”	3.15
“Harmful Code”	3.6(o)
“Health Care Laws”	3.10(a)
“ILT”	Preamble
“Indemnitee”	9.4(a)
“Indemnitor”	9.4(a)
“Independent Accounting Firm”	6.6(d)
“Intellectual Property Contracts”	3.6(b)
“KNE Closing Balance Sheet”	2.5(c)(i)
“KNE Contracts”	3.7(d)
“KNE Lay-Off Employees”	6.8
“KNE Lay-Off Employee Ancillary Contracts”	6.8
“KNE Other Employees”	6.8
“KNH”	Preamble
“Losses”	9.2
“Material Contracts”	3.7(a)
“Neutral Auditor”	2.5(c)(iv)
“Post-Closing Payment”	2.6
“Publicly Available Software”	3.6(p)
“Purchaser”	Preamble
“Purchaser Indemnified Parties”	9.2
“Purchaser’s Returns”	6.6(d)
“Registered Intellectual Property Rights”	3.6(a)
“Representatives”	4.7
“Retained Liabilities”	2.4
“Revised Base Purchase Price Determination Certificate”	2.5(c)(iii)
“Safety Notices”	3.10(h)
“Seller Indemnified Parties”	9.3
“Seller Parties”	Preamble
“Tax Claim”	6.6(j)
“Third Party Claims”	9.4(b)
“Transfer Taxes”	2.8

ARTICLE II
SALE AND PURCHASE OF ACQUIRED ASSETS AND ASSUMED LIABILITIES
          2.1 Closing.
          (a) The closing (the “Closing”) of the transactions contemplated herein with respect to the Business shall be held at 8:00 a.m., local time, at the offices of Katten Muchin Rosenman LLP (except for the notarization of the KNE Share Transfer Agreement, which shall take place at the offices of Latham & Watkins LLP, Reuterweg 20, 60323 Frankfurt am Main/Germany) on May 30, 2008, or such earlier date as the Purchaser and the Company shall mutually agree upon in writing (such date, the “Closing Date”).  The consummation of the Closing shall be deemed to have occurred as of 12:01 a.m. Eastern time on the Closing Date (the “Effective Time”).
          (b) Closing Deliveries to the Seller Parties. At the Closing, the Seller Parties shall have received, and the Purchaser shall deliver, or, if applicable, cause its Affiliates or its permitted assigns to deliver, duly executed copies (as applicable) of each of the following:
     (i) the Preliminary Base Purchase Price;
     (ii) the Services Agreement;
     (iii) the License Agreement;
     (iv) the Manufacture and License Agreement;
     (v) the Bill of Sale;
     (vi) the Assignment of Patent Rights;
     (vii) the Assignment of Trademark Rights;
     (viii) the Assignment of Copyrights;
     (ix) the Assignment of Other Intellectual Property Rights;
     (x) the Assignment and Assumption Agreement;
     (xi) the Non-Competition and Confidentiality Agreement;
     (xii) letters from the Purchaser to the FDA and each other applicable Governmental Entity in the form and including the content required under applicable Laws, duly executed by the Purchaser, assuming responsibility for the Registrations from the Seller Parties; and
     (xiii) the legal opinion of the Vice-President, General Counsel, of the Purchaser, dated the Closing Date and addressed to the Seller Parties, in the form attached hereto as Exhibit 12.

In addition, at the Closing, the Purchaser and KNH shall (via authorized representatives) enter into the KNE Share Transfer Agreement in front of a German notary public.
          (c) Closing Deliveries to the Purchaser. At the Closing, the Purchaser shall have received, and the applicable Seller Party shall deliver, or if applicable, cause the applicable third party (other than the Purchaser) to deliver duly executed copies (as applicable) of, each of the following:
     (i) the Services Agreement;
     (ii) the License Agreement;
     (iii) the Manufacture and License Agreement;
     (iv) the Bill of Sale;
     (v) the Assignment of Patent Rights;
     (vi) the Assignment of Trademark Rights;
     (vii) the Assignment of Copyrights;
     (viii) the Assignment of Other Intellectual Property Rights;
     (ix) the Assignment and Assumption Agreement;
     (x) the Non-Competition and Confidentiality Agreement;
     (xi) duly executed resignation letters, effective at or prior to the Closing Date, of Mrs. Wendy DiCicco and Mr. Günter Ernst, providing for their resignation as managing directors of KNE and a duly adopted shareholders’ resolution of KNE providing for the appointment of such person(s) as new managing directors of KNE as nominated by the Purchaser to the Seller Parties at least three (3) Business Days prior to the Closing Date;
     (xii) certification by an officer of the Company, in form and substance reasonably satisfactory to the Purchaser, certifying that its Board of Directors has approved this Agreement and the transactions contemplated hereby;
     (xiii) resolutions duly adopted by the Board of Directors and sole stockholder of ILT, KNH and KNE approving this Agreement and the transactions contemplated hereby;
     (xiv) the legal opinion of Katten Muchin Rosenman LLP, counsel to the Company, dated the Closing Date and addressed to the Purchaser, in the form attached hereto as Exhibit 13;
     (xv) letters from the Seller Parties to the FDA and each other applicable Governmental Entity in the form and including the content required under applicable Laws, duly executed by the Seller Parties, transferring the rights to the Registrations to the Purchaser; and
     (xvi) all reasonably necessary forms and certificates complying with applicable Law duly executed and acknowledged by the Seller Parties, certifying that the transaction contemplated hereby is exempt from withholding under Section 1445 of the Code.
In addition, at the Closing, KNH (via authorized representatives) and the Purchaser shall enter into the KNE Share Transfer Agreement in front of a German notary public.
          2.2 Transfer of Acquired Assets. Upon the terms and subject to the conditions contained herein, at the Closing, the Seller Parties will sell, convey, transfer, assign and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller Parties, the Acquired Assets free and clear of all Liens except Permitted Liens.
          2.3 Assumption of Liabilities. Upon the terms and subject to the conditions contained herein, at the Closing, the Purchaser shall assume and pay, discharge and perform as and when due, and the Seller Parties shall assign to the Purchaser the following, and only the following, Liabilities of the Seller Parties relating to the Business (the “Assumed Liabilities”):
          (a) all Liabilities of the Seller Parties or their Affiliates arising from and after the Closing under all Assumed Contracts;
          (b) all Liabilities set forth on Schedule 2 attached hereto; and
          (c) all Liabilities arising out of or related to the ownership and use of the Acquired Assets and the operation and conduct of the Business on and after the Closing Date.
          2.4 Retained Liabilities. Neither the Purchaser nor any Affiliate of the Purchaser shall assume, or otherwise be responsible for any and all Liabilities of the Seller Parties and their Affiliates not expressly assumed as an Assumed Liability in Section 2.3, whether liquidated or unliquidated, or known or unknown, whether arising out of occurrences prior to, at or after the Closing Date (the “Retained Liabilities”). Without limitation of the foregoing provisions of this Section 2.4, it is expressly agreed and understood that neither the Purchaser nor any Affiliate of the Purchaser shall assume any of the following liabilities of the Seller Parties:
          (a) any Liability of the Seller Parties to or in respect of any employees or former employees of the Seller Parties or their Affiliates, including, (i) any claim or demand of a current or former employee relating to or arising as a result of employment, termination by the Seller Parties thereof, or an employment agreement, whether or not written, between a Seller Party or its Affiliates and any Person, including, for this purpose, with respect to any Person claiming entitlements or benefits on the basis of a claimed employer-employee relationship between a Seller Party and such Person, (ii) any Liability under any employee plan at any time maintained, contributed to or required to be contributed to by or with respect to a Seller Party or its Affiliates or under which a Seller Party or its Affiliates may incur Liability, or any contributions, benefits or Liabilities therefor, or any Liability with respect to a Seller Party’s or its Affiliates’ withdrawal or partial withdrawal from or termination of any employee plan, (iii) any Liability under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) arising as a result of any act or omission by the Seller Parties, (iv) any Liability of a Seller Party or its Affiliates under the WARN Act, and any similar state, local U.S. or non-U.S. law or regulation, (v) any Liability of a Seller Party or its Affiliates for severance, accrued vacation and/or paid time and/or mandatory or customary payment and/or benefit and/or entitlement for employees of a Seller Party or its Affiliates, and (vi) any claim of an unfair labor practice, or any claim under any state unemployment compensation or worker’s compensation law or regulation or under any federal, state or non-U.S. employment discrimination law or regulation, which shall have been asserted prior to the Closing Date or is based on acts or omissions by any Seller Party which occurred prior to the Closing Date;
          (b) any Liability of Seller, or otherwise imposed on the Acquired Assets or with respect to the Business, in respect of any Tax, including without limitation any Liability of Seller for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, but excluding any Property Taxes to the extent specifically allocated to the Purchaser pursuant to Section 6.6(c);
          (c) any Liability to the extent arising from any injury to or death of any person or damage to or destruction of any property, whether based on negligence, breach of warranty, strict liability, enterprise liability or any other legal or equitable theory arising from defects in or use or misuse of products sold or from services performed by or on behalf of any Seller Party or any other Person prior to the Closing Date;
          (d) any Liability of the Seller Parties for any Action to the extent arising out of or related to claims (i) asserted prior to the Closing Date against any Seller Party or against or in respect of any Acquired Assets or (ii) with respect to which the action or occurrence giving rise to such claim shall have arisen prior to the Closing Date;
          (e) except as expressly provided in this Agreement with respect to Assumed Contracts, any Liability of the Seller Parties to the extent resulting from entering into, performing its obligations pursuant to or consummating the transactions contemplated by this Agreement;
          (f) any Liability of a Seller Party or its Affiliates that arises out of or relates to any Excluded Asset;
          (g) any Liability of a Seller Party or the Business to any Seller Party’s Affiliates arising prior to the Closing Date;
          (h) any Liability of a Seller Party for the payment of fees or expenses of any broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction contemplated hereby; and
          (i) any Liability of a Seller Party arising out of or relating to the ownership or operation of the Business or the Acquired Assets prior to the Closing Date, including outstanding

(immediately prior to the Closing) debts or obligations owed to third parties under any Assumed Contracts.
          2.5 Purchase Price.
          (a) Preliminary Base Purchase Price. In consideration for the sale and transfer of the Acquired Assets, the Purchaser shall pay or cause to be paid to the Company at the Closing, by wire transfer of immediately available funds and in lawful currency of the United States to one or more accounts designated in writing by the Seller Parties, cash equal to the Preliminary Base Purchase Price.
          (b) Payment of Final Base Purchase Price. Following the Closing Date, (i) if the Final Base Purchase Price exceeds the Preliminary Base Purchase Price, the Purchaser shall pay to the Seller Parties an amount equal to such excess in cash, or (ii) if the Final Base Purchase Price is less than the Preliminary Base Purchase Price, the Seller Parties shall pay to the Purchaser an amount equal to such shortfall in cash (such payment, as the case may be, by the Seller Parties to the Purchaser or the Purchaser to the Seller Parties the “Base Purchase Price Settlement Payment”). The Base Purchase Price Settlement Payment shall be made within five (5) Business Days from the date on which the Base Purchase Price Determination Certificate has become final and binding upon the parties hereto. Any amounts not paid when due shall bear interest at the rate of prime plus three percent (3%) per annum.
          (c) Preparation and Certification of KNE Closing Balance Sheet.
     (i) For the purpose of determining the Final Base Purchase Price, as promptly as practical, but in any event within thirty (30) Business Days after the Closing Date, the Seller Parties shall prepare, and the Seller Parties shall deliver to the Purchaser (i) a balance sheet for KNE as of the Closing Date (the “KNE Closing Balance Sheet”), which shall be prepared in accordance with the consistently applied accounting and valuation principles used in the preparation of the KNE Balance Sheet and GAAP (except as otherwise agreed herein) and (ii) a written certificate derived from the KNE Closing Balance Sheet (the “Base Purchase Price Determination Certificate”) setting forth the Seller Parties’ calculation of the Final Base Purchase Price and the amount of Base Purchase Price Settlement Payment. The parties agree to work together in good faith to determine the amount of all Liabilities, payments and obligations relating to the termination of the KNE Lay-Off Employees or otherwise arising under the KNE Lay-Off Employee Ancillary Contracts, and that all such Liabilities, payments and obligations shall be included on the KNE Closing Balance Sheet, whether to be accrued under GAAP or not, it being understood that the Seller Parties shall cause KNE to have an amount of cash and cash equivalents as of the Closing Date equal to or greater than such Liabilities, payments and obligations.
     (ii) For the purpose of reviewing the KNE Closing Balance Sheet and the Base Purchase Price Determination Certificate as well as for the resolution of disputes, the Seller Parties shall grant the Purchaser access to all reasonably required information, in order to enable the Purchaser to review the KNE Closing Balance Sheet and the Base Purchase Price Determination Certificate.

     (iii) Any objections of the Purchaser to the KNE Closing Balance Sheet and the Base Purchase Price Determination Certificate must be raised within thirty (30) Business Days after receipt of the KNE Closing Balance Sheet and the Base Purchase Price Determination Certificate by providing the Seller Parties with (i) a written statement of objections (the “Disputed Items”), specifying in detail the grounds for the objections and (ii) a revised version of the Base Purchase Price Determination Certificate (the “Revised Base Purchase Price Determination Certificate”) taking the Purchaser’s position as to the Disputed Items into account. If and to the extent that the Purchaser does not timely state its Disputed Items in accordance with the requirements of the foregoing sentence, the Base Purchase Price Determination Certificate provided by the Seller Parties shall, with the expiration of such period, become final and binding upon the Parties.
     (iv) If the Purchaser has duly delivered a written statement of objections, the Seller Parties and Purchaser shall, within thirty (30) Business Days following receipt of the written statement of objections by the Seller Parties (or within any other period of time mutually agreed upon between the Seller Parties and the Purchaser), use all reasonable efforts to reach an agreement on the Disputed Items. If and to the extent that, during such period, the Seller Parties and the Purchaser cannot reach an agreement on the Disputed Items either of them may present the matter to a neutral auditor from an auditing firm of international standing to be jointly appointed by them (the “Neutral Auditor”). If the Seller and the Purchaser cannot agree on the Neutral Auditor within ten (10) Business Days of a written request of either of them for such appointment, the Neutral Auditor shall at the request of either of them be a German certified accountant to be determined by the institute of Chartered Accountants in Dusseldorf after consideration of the proposals and comments by the Seller Parties and the Purchaser. The Seller Parties and the Purchaser shall jointly instruct the Neutral Auditor to decide the issues in dispute in accordance with the provisions of this Agreement.
     (v) Unless jointly instructed otherwise by the Seller Parties and the Purchaser, the Neutral Auditor shall limit its decisions to the Disputed Items, but shall as basis for such decisions also duly take into account the undisputed parts of the KNE Closing Balance Sheet and the Base Purchase Price Determination Certificate. If and to the extent the Neutral Auditor’s decisions require the interpretation of provisions of this Agreement, the Neutral Auditor shall be entitled to interpret them as far as necessary to determine the Disputed Items and to reach a decision on them. Other decisions, e.g. concerning disputes about legal procedures or the fulfillment of procedural requirements, shall not be within the scope of the Neutral Auditor’s tasks. The Neutral Auditor shall act as an expert and not as an arbitrator.

     (vi) The Parties shall make available to the Neutral Auditor the KNE Closing Balance Sheet and the Base Purchase Price Determination Certificate, the written statement of Disputed Items, the Revised Base Purchase Price Determination Certificate and all other documents and other data reasonably required by the Neutral Auditor to make the required decisions and determination. The Neutral Auditor shall immediately submit copies of all documents and other data made available by one party to the respective other party. Before deciding on the Disputed Items put to it by the Seller Parties and the Purchaser, the Neutral Auditor shall grant the Seller Parties and the Purchaser the opportunity to present their respective positions, which shall include the opportunity of at least one oral hearing in the presence of both of them and their professional advisers. The Seller Parties and the Purchaser shall instruct the Neutral Auditor to use its best efforts to deliver its written opinion with reasons for the decisions as soon as reasonably practical, but not later than within two (2) months of the issues in dispute having been referred to the Neutral Auditor. Except for manifest error or intentional fault, the Neutral Auditor’s decisions on the KNE Closing Balance Sheet and the Base Purchase Price Determination Certificate as determined by the Neutral Auditor shall be final and binding upon the parties for the purpose of determining the KNE Closing Balance Sheet and the Base Purchase Price Determination Certificate. The fees and disbursements of the Neutral Auditor shall be shared between the Seller Parties and the Purchaser in proportion to their respective success and defeat as determined by the Neutral Auditor.
          (d) Following the Closing, the Seller Parties shall promptly pay to the Purchaser any amounts that may be received by any of the Seller Parties after the Effective Time with respect to any of the Acquired Assets, including, without limitation, the Trade Receivables.
          2.6 Additional Consideration. As additional consideration for the transactions contemplated by this Agreement, the Purchaser shall pay to the Seller Parties the additional consideration (the “Post-Closing Payment”), as follows:
          (a) From and after the Closing Date, the Purchaser shall, within thirty (30) days of the end of each fiscal quarter of the Purchaser, deliver to the Company a written report, in form and substance reasonably satisfactory to the Company, detailing the Cumulative Revenue for such fiscal quarter and the aggregate Cumulative Revenue since the Closing Date (each, a “Cumulative Revenue Report”).
          (b) Post-Closing Payment. Within ten (10) Business Days after delivery of the Cumulative Revenue Report in which it is reported that the aggregate Cumulative Revenue since the Closing Date meets or exceeds $20,000,000, the Purchaser shall pay to the Seller Parties an amount equal to $6,000,000.
          2.7 Allocation.
          (a) No later than sixty (60) days following the Closing Date, the Purchaser will submit to the Seller Parties its allocation of the Purchase Price, the Post-Closing Payment plus Assumed Liabilities and any other items of consideration for purposes of Section 1060 of the Code, in each case, to the extent properly taken into account under the Code and the applicable Treasury Regulations, among the Acquired Assets and the non-competition undertakings contained in the Non-Competition and Confidentiality Agreement, subject to the approval of the Seller Parties, which approval shall not be unreasonably withheld (the “Allocation”). The Allocation will be made in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder. The Purchaser and the Seller Parties agree to revise the Allocation to reflect any Final Base Purchase Price, Post-Closing Payment, Assumed Liabilities or any other item of consideration for purposes of Section 1060 of the Code, in each case to the extent not previously taken into account for purposes of the Allocation.
          (b) The Purchaser and the Seller Parties agree to (i) be bound by the Allocation, (ii) act in accordance with the Allocation in the filing of all Tax Returns (including filing Form 8594 with their United States federal income Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (iii) take no position and cause their Affiliates to take no position inconsistent with the Allocation for income Tax purposes, including United States federal and state income Tax and non-U.S. income Tax, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Not later than thirty (30) days prior to the filing of their respective Forms 8594 relating to this transaction if such filing is required by Law, each of the Purchaser and the Seller Parties shall deliver to the other a copy of its Form 8594.
          2.8 Transfer Taxes. All transfer, stamp, documentary, sales, recording, conveyance, notary fees and similar Taxes imposed by reason of the transfers of Acquired Assets provided hereunder and any deficiency, interest or penalty asserted with respect thereto (“Transfer Taxes”) shall be shared equally by the Purchaser, on the one hand, and the Seller Parties, on the other hand; provided, however, that the Seller Parties shall be solely responsible for any and all Transfer Taxes in excess of Fifty Thousand Dollars ($50,000). All Transfer Taxes shall be paid to the relevant Taxing authority by the Seller Parties when due, subject to prompt reimbursement by the Purchaser in accordance with the foregoing. The Seller Parties shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes; provided, that, the Seller Parties shall permit the Purchaser to review and comment on each such Tax Return and other documentation prior to filing and shall make such revisions to each such Tax Return and other documentation as are reasonably requested by the Purchaser. If required by applicable Law, the Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Seller Parties shall provide the Purchaser with evidence satisfactory to the Purchaser that such Transfer Taxes have been paid by the Seller Parties. Notwithstanding anything herein to the contrary, for any Acquired Asset for which any Transfer Taxes have already been imposed in connection with the Closing, the term Transfer Taxes shall not include any additional Taxes imposed by reason of any subsequent transfer from the Seller Parties to the Purchaser of Acquired Assets following the Closing.
          2.9 Alternative Arrangements. Notwithstanding anything contained herein or in any agreement or certificate executed and delivered in connection with the transactions contemplated hereby to the contrary, neither this Agreement nor any such agreement or certificate shall constitute an agreement to assign any Contract, Permit or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a default thereof. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that the Purchaser would not receive all such rights, the Seller Parties shall use commercially reasonable efforts to effect alternative arrangements in the form of a license, sublease, or operating agreement in form and substance reasonably satisfactory to the Purchaser and the Seller Parties until such time as such consent or approval has been obtained that results in the Purchaser receiving substantially all of the benefits under and bearing all the ordinary course costs, liabilities and other obligations with respect to any such Contract or Permit. Upon obtaining the requisite third party consent thereto, each such non-assignable Contract or Permit shall be transferred and assigned to the Purchaser hereunder.
ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO THE BUSINESS
          The Seller Parties hereby, jointly and severally, represent and warrant to the Purchaser as follows, which representations and warranties shall (subject to the terms and conditions set forth in this Agreement) be true and correct as of the date hereof and as of the Closing Date:
          3.1 Organization.
          (a) Seller Parties. Each of the Seller Parties is an entity duly formed, validly existing and in good standing (in jurisdictions that recognize the concept of “good standing”) under the Laws of the jurisdiction of its organization, has all requisite company, corporate or other power to own, lease and operate its properties and assets and to carry on the Business as now being conducted. Each of the Seller Parties is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction in which the nature of its business or ownership or leasing of its properties or assets makes such qualification or licensing necessary.
          (b) KNE.
          (i) KNE is a limited liability company (Gesellschaft mit beschränkter Haftung) duly organized and validly existing under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under registration number HRB 53985 and having its registered office in Frankfurt am Main/Germany. Schedule 3.1(b) of the Company Disclosure Schedule contains true and complete copies of KNE’s current articles of association and commercial register excerpt. Except as set forth on Schedule 3.1(b) of the Company Disclosure Schedule, there are no shareholder resolutions or other facts which require any registration in KNE’s commercial register which have not been registered therein. KNE is not a party to any agreement that grants any third party (including the Sellers Parties and their Affiliates) any rights with respect to the corporate governance or the profits (or a portion thereof) of KNE, including inter-company agreements (Unternehmensverträge) within the meaning of sections 291 et seq. of the German

Stock Corporation Act, silent partnership agreements (stille Beteiligungsverträge) and similar agreements..
          (ii) KNE has all requisite corporate power to own, lease and operate its properties and assets and to carry on the Business as now being conducted, and is duly qualified and/or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of its business or ownership or leasing of its properties and assets makes such qualification or licensing necessary.
          (iii) The registered share capital of KNE amounts to EUR 600,000 (in words: Euro six hundred thousand). KNE’s entire registered share capital is represented by the KNE Share. The KNE Share is duly authorized and validly issued. The KNE Share is legally and beneficially owned by KNH, which is a wholly-owned subsidiary of the Company. There are no agreements or commitments providing for the issuance of additional shares in KNE. The KNE Share is fully paid-up and all non-cash contributions have been made at values not exceeding the fair market value of such contribution. No (cash or non-cash) contribution or any portion thereof has been (neither directly nor indirectly) repaid or otherwise returned. No hidden distribution of profits (verdeckte Gewinnausschüttung) have been made. There is no obligation to make any outstanding or additional capital contribution with respect to the KNE Share. The KNE Share is free and clear of any Liens or other rights of third parties. There are no pre-emptive rights, rights of first refusal, options or other rights of any third party to purchase or acquire the KNE Share.
          (iv) No bankruptcy, insolvency, reorganization, liquidation or similar proceedings (whether mandatory or voluntary) are pending and no filing for such proceedings has been made or is required with respect to KNE. KNE has not entered into any moratorium agreement or similar agreement with its creditors. KNE has not stopped or suspended payment of its debts, become unable to pay its debts or otherwise become insolvent in any jurisdiction. No assets of KNE have been seized or confiscated by or on behalf of any third party nor are any foreclosure, forfeiture, execution or enforcement proceedings pending with respect to KNE or its assets. There are no facts or events which may reasonably be expected to result in any proceedings, events of circumstances as referred to in this Section 3.1(b) (iv).
          (v) KNE does not hold any shares or equity interests in any other Person.
          3.2 Authority; No Conflict; Required Filings and Consents.
          (a) Each Seller Party has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of each Seller Party and KNE. This Agreement has been duly executed and delivered by each Seller Party. This Agreement constitutes, assuming the due authorization, execution and delivery by the Purchaser, the valid and binding obligation of each Seller Party, enforceable against each Seller Party in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. No vote or written consent of any holder of securities of any Seller Party or of KNE (except as set forth in KNE’s articles of association) is necessary to approve this Agreement or any of the transactions contemplated hereby except such as has been obtained prior to the date hereof.
          (b) The execution and delivery by each Seller Party of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Liens on any of the Acquired Assets (other than Permitted Liens and Liens created pursuant to the terms of this Agreement and the other agreements and documents executed in connection with the consummation of the transactions contemplated hereby), (ii) conflict with, or result in any violation or breach of any provision of the articles of organization, certificate of incorporation, bylaws or other formation documents of any Seller Party or KNE, (iii) violate any Laws applicable to any Seller Party or KNE, or (iv) except as set forth on Schedule 3.2(b) of the Company Disclosure Schedule, conflict with or result in a breach of, or give rise to a right of termination or amendment of or loss of benefit under, or accelerate the performance required by the terms of any judgment, court order or consent decree, or any Assumed Contract or any KNE Contract or constitute a default thereunder.
          (c) Neither the execution and delivery by the Seller Parties of this Agreement nor the consummation of the transactions contemplated hereby will require any consent, approval, order or authorization of, or registration, declaration or filing with, or notification to any Governmental Entity or any Person, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws and (ii) such other consents, approvals, authorizations, permits, filings, registrations and notifications which are listed on Schedule 3.2(c) of the Company Disclosure Schedule.
          3.3 Tax Matters.
          (a) All material Tax Returns related to the Business required to be filed prior to the date hereof by the any Seller Party have been filed. All such Tax Returns are complete and accurate in all material respects. All material Taxes of any Seller Party whether or not shown on such Tax Returns have been timely paid. The Seller Parties have withheld and paid over all Taxes related to the Business required to have been withheld and paid over prior to the date hereof in connection with amounts paid or owing to any employee, independent contractor, or other third party. There are no Liens on any of the Acquired Assets with respect to Taxes, other than Permitted Liens. No written claim has ever been made to a Seller Party by an authority in a jurisdiction where such Seller Party does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

          (b) All material Tax Returns required to be filed prior to the date hereof by KNE have been filed in each relevant jurisdiction. All such Tax Returns are complete and accurate in all material respects. All material Taxes of KNE whether or not shown on such Tax Returns have been timely paid, and there are no claims or Liens outstanding against KNE or any of its property or assets with respect to any unpaid or disputed Taxes. KNE has withheld and paid over all Taxes required to have been withheld and paid over prior to the date hereof in connection with amounts paid or owing to any employee, independent contractor, or other third party. No written claim has ever been made to KNE by an authority in a jurisdiction where KNE does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
          (c) No Seller Party is a “foreign person” as defined in Section 1445 of the Code.
          (d) The unpaid Taxes of KNE did not, as of the date of the KNE Balance Sheet, exceed the reserves for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the KNE Balance Sheet (rather than in any notes thereto). Since the date of the KNE Balance Sheet, KNE has not incurred any liability for Taxes outside the ordinary course of business consistent with past practice.
          (e) The Tax Returns of the Seller Parties related to the Business and the Acquired Assets or of KNE are not being audited by a taxing authority, and to the Knowledge of the Seller Parties and KNE, no such audit is threatened. Neither any Seller Party nor KNE is a party to any action or proceeding for assessment or collection of Taxes with respect to the Business, the Acquired Assets or KNE, and, to the Knowledge of the Seller Parties and KNE, no such action or proceeding is threatened against the Business, the Acquired Assets or KNE. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of the Seller Parties related to the Business and the Acquired Assets or of KNE.
          (f) No Acquired Asset (i) is property required to be treated as owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” within the meaning of Section 168(h) of the Code or (iii) is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code.
          (g) KNE (i) is not and has never been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is not and has never been treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) is not a “domestic corporation” within the meaning of Section 7701(a)(4) of the Code.
          3.4 Absence of Certain Changes or Events. Since June 30, 2007 through the date of this Agreement, except as set forth on Schedule 3.4 of the Company Disclosure Schedule, no Seller Party has and KNE has not:

          (a) sold, assigned, transferred or licensed, or granted any covenant not to sue based on, any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets, in each case used in connection with the Business;
          (b) sold, assigned, leased, licensed, transferred or otherwise disposed of any of its properties or assets used in the Business, except Inventory sold or transferred in the ordinary course of business consistent with past practice and obsolete or worn out equipment sold or otherwise disposed of in a manner consistent with past practice which was not otherwise material (individually or in the aggregate) to the Business;
          (c) acquired any business or Person (whether by acquisition of stock or assets, merger or otherwise);
          (d) suffered any damage to or destruction or casualty of (whether or not covered by insurance) any asset individually or in the aggregate material to the operation of the Business;
          (e) failed to pay any creditor any amount arising from the operation of the Business owed to such creditor when due, other than good faith disputes and trade payables arising in the ordinary course of business and not past due more than sixty (60) days;
          (f) defaulted on any material obligation related to the conduct or operation of the Business without curing such default;
          (g) granted any allowances or discounts with respect to the Business outside the ordinary course of business consistent with past practice or sold Inventory materially in excess of reasonably anticipated consumption for the near term outside the ordinary course of business consistent with past practice;
          (h) amended, cancelled or terminated, or received any notice of termination of, any Assumed Contract or KNE Contract or Permit that is an Acquired Asset or entered into any Material Contract or obtained any Permit related to the Business;
          (i) accelerated, terminated, modified, or cancelled any agreement, contract, lease or license necessary for or arising exclusively from the Business and involving more than $25,000;
          (j) delayed or postponed the payment of accounts payable or other liabilities primarily relating to or arising exclusively from the Business, or otherwise changed the practices of any Seller Party with respect to the manner and timing of payment of accounts payable or the collection of accounts receivable;
          (k) materially changed the practices of any Seller Party or KNE with respect to the procurement of supplies for use in the products of the Business;
          (l) canceled, compromised, waived, or released any right or claim (or series of related rights and claims) relating exclusively to the Business and involving more than $25,000 individually or in the aggregate;

          (m) paid, discharged, or satisfied any claims, liabilities, or obligations (absolute, accrued, asserted or unasserted, contingent, or otherwise) exclusively arising from the Business which were outside of the ordinary course of business;
          (n) made or suffered any material change in the conduct or nature of any aspect of the Business, whether made in the ordinary course of the Business or not or whether or not the change had a material adverse effect on the properties, business, financial condition or results of operations;
          (o) failed to carry on the Business in the ordinary course and consistent with past practice so as to preserve the Acquired Assets and the Business and the goodwill of the suppliers, customers, distributors and others having business relations with the Business;
          (p) made or changed any election with respect to Taxes, adopted or changed any accounting method with respect to Taxes, amended any material Tax Return relating to the Acquired Assets, entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settled or compromised on any claim, notice, audit report or assessment with respect to Taxes, or consented to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes, in each case to the extent of Taxes related to KNE;
          (q) without limitation by the enumeration of the foregoing, entered into any transaction other than in the usual and ordinary course of the Business as conducted by the Seller Parties and KNE; or
          (r) entered into any agreement or commitment, whether in writing or otherwise, to do any of foregoing.
During such period, except as set forth on Schedule 3.4 of the Company Disclosure Schedule, KNE has not:
          (s) declared or paid any dividend, made any other payments or distributions (except for payments in the ordinary course of Business under arm’s length service or supply agreements) or granted any loans to the Seller Parties;
          (t) hired or promoted any employees or changed the compensation or benefits of any employee;
          (u) made any lay-offs or other restructuring affecting its employees;
          (v) ceased or deferred any capital expenditure in a manner that would be inconsistent with past practice;
          (w) changed its accounting methods and policies;
          (x) and has not entered into any agreement or commitment, whether in writing or otherwise, to do any of foregoing.

          3.5 Title to Property and Assets. Except as set forth on Schedule 3.5(a) of the Company Disclosure Schedule, the Seller Parties have good and valid title to all of the Acquired Assets, free and clear of all Liens, except for Permitted Liens. Following the consummation of the transactions contemplated by this Agreement and the execution of the instruments of transfer contemplated by this Agreement, the Purchaser will acquire good and marketable title to all of the Acquired Assets, free and clear of any Liens, other than Permitted Liens. Except as set forth on Schedule 3.5(b) of the Company Disclosure Schedule, the Acquired Assets include all of the tangible and intangible property of the Seller Parties primarily used in, or otherwise necessary in the operation of, the Business. Except as set forth on Schedule 3.5(c) of the Company Disclosure Schedule, all of the tangible Acquired Assets (other than Inventory) are (a) suitable for the uses to which they are currently employed, (b) in good operating condition and repair, subject to normal and ordinary wear and tear, (c) regularly and properly maintained, (d) free from any material defects and (e) adequate and sufficient for all current operations of the Business. None of the Inventory included in the Acquired Assets contains any material defect in design or materials that would materially and adversely affect the use, functionality or performance of such Inventory or the Acquired Technology. Schedule 3.5(d) of the Company Disclosure Schedule sets forth as of April 30, 2008 a true, complete and accurate list of each item, or each group of like items (stating the number), of the tangible Acquired Assets, which list identifies (i) the type and location of each such item or group of items, and (ii) to the extent available, the original acquisition date and cost of such items.
          3.6 Intellectual Property.
          (a) Registered Intellectual Property Rights. Schedule 3.6(a)(i) of the Company Disclosure Schedule contains a true and complete list of all Intellectual Property Rights that have been registered with a Governmental Entity, including: (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the date filed or issued, the owner thereof, and the present status thereof; (ii) for each registered trademark, trade name or service mark, the application serial number or registration number, for each country, province and state, and the class of goods covered, the date filed or issued, the owner thereof, and the present status thereof; (iii) for any URL or domain name, the registration date, any renewal date and name of registry, the date filed or issued, the owner thereof, and the present status thereof; and (iv) for each registered copyrighted work, the number and date of registration for each by country, province and state in which a copyright application has been registered, the date filed or issued, the owner thereof, and the present status thereof (the “Registered Intellectual Property Rights”). Other than the Intellectual Property Rights listed on Schedule 3.6(a)(i) of the Company Disclosure Schedule, (A) no provisional applications, nonprovisional applications, substitutions, extensions, reissues, reexaminations, renewals, divisions, continuations, continuations-in-part, parents or other related applications have been filed or issued with respect to the Acquired Technology, and (B) no counterpart applications of the Registered Intellectual Property Rights have been filed or issued in any country. As of the date of this Agreement, all Registered Intellectual Property Rights are valid and subsisting. All registration, maintenance, issue, annuities, renewal, and other fees required to maintain the Intellectual Property Rights, which were due prior to the date hereof, have been paid, and all necessary documents and certificates in connection with Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights. Except as set forth on Schedule 3.6(a)(ii) of the Company Disclosure Schedule, there are no actions that must be taken by the Seller Parties or KNE, to the Company’s Knowledge, during the one hundred-twenty (120) day period beginning on the date of this Agreement, including the payment of any registration, maintenance, issue, annuities, renewal, and other fees or the filing of any responses to U.S. Patent and Trademark Office office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights. Except as otherwise set forth on Schedule 3.6(a)(i) of the Company Disclosure Schedule, each owner listed in Schedule 3.6(a)(i) of the Company Disclosure Schedule is listed in the records of the appropriate Governmental Entity as the sole owner of record. KNE does not own any of the Registered Intellectual Property Rights required to be listed in Schedule 3.6(a)(i).
          (b) Licensed Intellectual Property Rights. Schedule 3.6(b)(i) of the Company Disclosure Schedule lists all Contracts to which any of the Seller Parties is a party with respect to any Intellectual Property Rights (“Intellectual Property Contracts”) and a summary of the Seller Parties’ remaining payment and accounting obligations, if any, with respect to each of such Intellectual Property Contracts, other than “shrink wrap,” “click wrap” and other similar license agreements relating to software applications that are generally available to the public. Schedule 3.6(b)(ii) of the Company Disclosure Schedule sets forth all Intellectual Property Contracts entered into between the Seller Parties or KNE and a third party for use of third party Proprietary Rights by the Seller Parties or KNE in connection with any of the Acquired Technology. Except for “shrink wrap,” “click wrap” and other similar license agreements relating to software applications that are generally available to the public, to the extent that any third party Proprietary Rights are incorporated into, integrated or bundled with, or used by the Seller Parties or KNE in the development, manufacture or compilation of any of the Acquired Technology, the Seller Parties have a written agreement with such third party with respect thereto pursuant to which the Seller Parties or KNE either have obtained complete, unencumbered and unrestricted ownership of, and are the exclusive owners of, or have obtained perpetual, nonterminable licenses sufficient for the conduct of the Business to all such third party Proprietary Rights. Notwithstanding the foregoing, the Seller Parties are the sole and lawful owners of all right, title, and interest in and to the Patent Rights to be assigned to the Purchaser in connection with this Agreement, and the Seller Parties have good and full right and lawful authority to sell and convey such Patent Rights to the Purchaser. Except as set forth on Schedule 3.6(b)(iii) of the Company Disclosure Schedule, as of the date of this Agreement, the Seller Parties and KNE have not granted licenses or covenants not to sue, or sold or otherwise transferred (other than standard licenses or rights to use granted to customers and distributors in the ordinary course of its business) any of the Intellectual Property Rights to any third party, and there exists no obligation by the Seller Parties or KNE to assign, license or otherwise transfer any of the Intellectual Property Rights to any third party (other than the obligations of the Seller Parties hereunder). No party to any Intellectual Property Contract set forth on Schedule 3.6(b)(i) of the Company Disclosure Schedule is in breach or default in any material respect, and no written notice of termination has been given or threatened. The Seller Parties and KNE do not have an explicit or implied legal obligation, absolute or contingent, to any Person to sell, transfer or assign any of the Intellectual Property Rights. None of the Intellectual Property Contracts listed in Schedule 3.6(b)(i) of the Company Disclosure Schedule grants, or sets forth or creates an obligation to grant, any third party exclusive rights in, to or under any of the Intellectual

Property Rights, or grants, or sets forth or creates an obligation to grant, any third party the right to sublicense any of the Intellectual Property Rights. Except pursuant to the Intellectual Property Contracts set forth on Schedule 3.6(b)(ii) of the Company Disclosure Schedule, the Seller Parties and KNE are not compensating and have no obligation to compensate or account to any Person for the use of any of the Intellectual Property Rights or Acquired Technology. The consummation of the transactions contemplated by this Agreement will not result in (i) the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any Intellectual Property Contract, nor give any third party to any Intellectual Property Contract the right to do any of the foregoing, (ii) the forfeiture or termination of any of the Intellectual Property Rights, or impair the right of the Purchaser or KNE to use, possess, sell or license any of the Intellectual Property Rights, (iii) the Purchaser’s or KNE’s granting to any third party any right to or with respect to any Acquired Technology or Intellectual Property Rights owned by, or licensed to, any Seller Party or KNE, (iv) the Purchaser’s or KNE’s being bound by, or subject to, any non-compete or other restriction on the operation or scope of its businesses, or (v) the Purchaser’s or KNE’s being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Seller Parties or KNE, prior to the Closing. Following the Closing, the Purchaser or, as the case may be, KNE, will be permitted to exercise all of the rights of the Seller Parties under the Intellectual Property Contracts to the same extent the Seller Parties or KNE would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Seller Parties or KNE would otherwise be required to pay.
          (c) Ownership.
          (i) Except as set forth in Schedule 3.6(c)(i) of the Company Disclosure Schedule, the Seller Parties are the sole and exclusive owner of, or otherwise have a right to use, all Intellectual Property Rights, free and clear of any Liens other than Permitted Liens. None of the Permitted Liens will interfere with the Seller Parties’ ability to perform each of their obligations under this Agreement including, without limitation, the transfer of Intellectual Property Rights.
          (ii) Except as set forth on Schedule 3.6(c)(ii) of the Company Disclosure Schedule, no Person who has licensed Proprietary Rights to or from the Seller Parties or KNE have ownership rights or license rights to improvements made by Company or KNE in such Proprietary Rights.
          (iii) The Acquired Assets, including but not limited to the Intellectual Property Rights, constitute all Proprietary Rights used in or necessary for the conduct of the Business, including the design, manufacture, license and sale of the Acquired Technology, whether currently under development or in production. For clarity, this Section 3.6(c)(iii) shall not be applicable with respect to any allegation by a Third Party that the conduct of the Business by the Purchaser infringes, misuses, misappropriates, breaches or otherwise violates any Proprietary Rights of such Third Party, in which event Section 3.6(d) shall be applicable.

          (d) Disputes. Except as set forth on Schedule 3.6(d) of the Company Disclosure Schedule, as of the date of this Agreement, (i) none of the Intellectual Property Rights or the Intellectual Property Contracts is the subject of any pending or threatened litigation, (ii) no third party has provided the Seller Parties or KNE with written notice that it claims any ownership of or right to use any Intellectual Property Rights, and (iii) to the Knowledge of the Seller Parties, no third party is infringing, misusing, misappropriating, breaching or otherwise violating any Intellectual Property Right, Intellectual Property Contract or the Acquired Technology. Except as set forth on Schedule 3.6(d) of the Company Disclosure Schedule, to the Knowledge of the Seller Parties, as of the date of this Agreement, the conduct of the Business, including the production, servicing, design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of the Acquired Technology (including Acquired Technology currently under development), does not and will not when conducted by the Purchaser and KNE in substantially the same manner following the Closing, infringe, misuse, misappropriate, breach or otherwise violate any Proprietary Rights of any Person (including any right to privacy or publicity) or constitute unfair competition or trade practices under the laws of any jurisdiction. No proceedings have been instituted against, or written notices received by the Seller Parties or KNE, from any Person alleging that such operation or any act or Acquired Technology (including Acquired Technology currently under development) infringes, misuses, misappropriates, breaches or otherwise violates any Proprietary Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor do the Seller Parties have any Knowledge of any basis therefor) or that any of the Intellectual Property Rights are invalid. Without limiting the foregoing, no interference, cancellation, opposition, reexamination, or other legal action initiated by a third party is or has been pending against the Seller Parties or KNE challenging scope, validity or ownership, anywhere in the world. Except as set forth on Schedule 3.6(d) of the Company Disclosure Schedule, neither the Seller Parties nor KNE have obtained or received any written opinion of counsel regarding any Proprietary Right of a third party. The Intellectual Property Rights and Acquired Technology are not subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity (other than office actions and correspondence regarding pending patent applications and trademark applications) restricting the rights of the Seller Parties with respect thereto. The Seller Parties and KNE are not engaging in and have not engaged at any time in any patent or copyright misuse or any fraud or inequitable conduct, including with respect to their respective patent applications, trademark applications or copyright registration applications. Without limiting the foregoing, to the Knowledge of the Seller Parties, there is no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Intellectual Property Rights invalid or unenforceable, or would adversely affect any pending application for Proprietary Rights, and the Seller Parties and KNE have not misrepresented, or failed to disclose, and have no Knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for Intellectual Property Rights that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of Intel lectual Property Rights.
          (e) Employees. Except as set forth on Schedule 3.6(e) of the Company Disclosure Schedule, all Intellectual Property Rights owned by the Seller Parties or KNE were developed by current or former employees, consultants, independent contractors or agents of the Seller Parties or KNE and (if not owned as a matter of law) have been assigned to the Seller

Parties or KNE and are free of any claims of such employees, consultants, independent contractors or agents thereto. Each current or former employees, consultants, independent contractors or agents of the Seller Parties or KNE engaged in any activity involving the design, development or other similar inventive activities on behalf of the Business have executed a valid and binding written agreement with the applicable Seller Party or KNE sufficient to vest title in such Seller Party or KNE of all Acquired Technology and Intellectual Property Rights created by such employee, consultant, independent contractor or agent in the scope of his or her services or employment for such Seller Party or KNE and requiring such employee, consultant, independent contractor or agent to maintain the confidentiality of all such Seller Party’s confidential information as defined therein. All such agreements are assignable by the Seller Parties without further approvals from any other party and shall be assigned to the Purchaser as of the Effective Time. To the Seller Parties’ Knowledge, no current or former employee, consultant, independent contractor or agent of the Seller Parties or KNE (i) is in violation of any term or covenant of any agreement relating to employment, invention disclosure, invention assignment, nondisclosure or noncompetition or any other agreement with any third party by virtue of such employee, consultant or independent contractor being employed by, or performing services for, the Seller Parties or KNE or using trade secrets or proprietary information of others without permission, (ii) has developed any Acquired Technology or other copyrightable, patentable or otherwise proprietary work for the Seller Parties or KNE that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted, or is obligated to assign or otherwise grant, to any third party any rights (including Intellectual Property Rights) in or to such Acquired Technology or other copyrightable, patentable or otherwise proprietary work, or (iii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Seller Parties or KNE that is subject to any agreement under which such employee, consultant, independent contractor or agent has assigned or otherwise granted, or is obligated to assign or otherwise grant, to any third party any rights in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. The Seller Parties have no Knowledge that any of its or KNE’s current or former employees, consultants, independent contractors or agents are obligated under any agreement, or subject to any judgment, decree or order of any Governmental Entity, that would interfere with the use of their efforts to promote the interests of the Seller Parties and KNE or that would conflict with the Business.
          (f) Confidentiality. The Seller Parties and KNE have taken reasonable steps to protect and preserve the confidentiality of all confidential or non-public information, including trade secrets, included in the Intellectual Property Rights. To the Knowledge of the Seller Parties, all use, disclosure or appropriation of such information by or to a third party has been pursuant to the terms of a written agreement between the Seller Parties or KNE and such third party. To the Knowledge of the Seller Parties, all use, disclosure or appropriation of such information by or to the Seller Parties or KNE have been pursuant to the terms of a written agreement or other legal binding arrangement between the Seller Parties or KNE and the owner of such information, or is otherwise lawful. Without limiting the foregoing, to the Knowledge of the Seller Parties, (i) there has been no misappropriation of any trade secrets or other confidential Intellectual Property Rights or Acquired Technology used in connection with the business of the Seller Parties or KNE by any Person and (ii) no employee, consultant, independent contractor or agent of the Seller Parties or KNE has misappropriated any trade secrets of any other Person in the course of performance as an employee, independent contractor or agent of the business.

          (g) Transferability. After the Effective Time, all Intellectual Property Rights will be fully transferable, alienable or licensable by the Purchaser or KNE without restriction and without payment of any kind to any third party. The Seller Parties and KNE have not transferred any portion of ownership of, granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any of the Intellectual Property Rights to any third party or knowingly permitted any of the Intellectual Property Rights to enter the public domain or, with respect to any of the Intellectual Property Rights for which the Seller Parties or KNE have submitted an application or obtained a registration, to lapse (other than (i) through the expiration of a Registered Intellectual Property Right at the end of its maximum statutory term or (ii) applications abandoned and listed in Schedule 3.6(g) of the Company Disclosure Schedule ).
          (h) Enforcement. Except as set forth on Schedule 3.6(h) of the Company Disclosure Schedule, the Seller Parties have the right to bring actions for infringement or misappropriation of all Intellectual Property Rights.
          (i) Indemnity Obligations. Schedule 3.6(i) of the Company Disclosure Schedule lists all material Intellectual Property Contracts, between the Seller Parties or KNE and any other person wherein or whereby the Seller Parties or KNE have agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Seller Parties or KNE or such other Person of the Proprietary Rights of any Person other than the Seller Parties.
          (j) Government Funding. No (i) government funding, including funding pursuant to a government grant; (ii) facilities or personnel of a university, college, other educational or medical institution or research center; or (iii) funding from any Person (other than the Seller Parties) was used in the development of the Intellectual Property Rights. No current or former employee, consultant, independent contractor, or agent of the Seller Parties, who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights, was employed by or has performed services for any government, university, college or other educational or medical institution or research center during a period of time during which such employee, consultant, independent contractor, or agent was also performing services for the Seller Parties.
          (k) Export. To the Knowledge of the Seller Parties, (i) the Seller Parties and KNE have obtained all approvals of Governmental Entities necessary for exporting the Acquired Technology outside the United States (with respect to the Seller Parties) or Germany (with respect to KNE) in accordance with all applicable United States or German export control, embargo and other regulations, and importing the Acquired Technology into any country in which the Acquired Technology is now sold or licensed for use, and (ii) all such export and import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect.
          (l) Payments. Except as set forth on Schedule 3.6(l) of the Company Disclosure Schedule, there are no royalties, fees, honoraria or other payments payable by the Seller Parties or KNE to any Person by reason of the ownership, development, use, license, sale or disposition of Intellectual Property Rights or Acquired Technology, other than salaries and sales commissions paid to employees and sales agents in the ordinary course of business.
          (m) Small Business Status. The Seller Parties have not claimed a particular status, including “Small Business Status,” in the application for any Intellectual Property Rights, which claim of status was at the time made, or which has since become, inaccurate or false.
          (n) Defects The Acquired Technology does not (a) contain any defect or error in design that would materially and adversely affect the use or performance of the Acquired Technology; (b) with respect to the Inventory included in the Acquired Assets, contain any material defect in design that would materially and adversely affect the use or performance of the Acquired Technology; or (c) to the Knowledge of the Seller Parties, fail to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Acquired Technology.
          (o) Harmful Code. To the Knowledge of the Seller Parties, any Software or firmware incorporated in or provided with the Acquired Technology, and any media used to distribute it, contain at delivery no computer instructions, circuitry or other technological means whose purpose or effect is to disrupt, damage or negatively interfere with any use of any customer’s computer and communications facilities or equipment (“Harmful Code”), and the Seller Parties have used commercially reasonable efforts to prevent the introduction of such Harmful Code to all Software, firmware and media distributed, licensed or sold by the Seller Parties or KNE. “Harmful Code” includes (a) any instrumentality that could cause the Software or firmware to fail to be operative upon command of or by design by the Seller Parties, and (b) any code containing viruses, trojan horses, worms, or like destructive code or code that self-replicates. None of the Software incorporated in the Acquired Technology is, in whole or in part, subject to the provisions of any open source or quasi-open source license agreement, or any other agreement obligating the Seller Parties or KNE to make source code available to third parties or to publish source code. The Seller Parties and KNE have not entered into any agreement requiring the Seller Parties or KNE to place the source code or other technology incorporated in the other Acquired Technology in escrow so that a licensee might obtain access to it upon the occurrence of any release condition.
          (p) Publicly Available Software. Except as set forth on Schedule 3.6(p) of the Company Disclosure Schedule, no Acquired Technology (including any Acquired Technology currently under development) contains any Publicly Available Software. All Publicly Available Software used by the Seller Parties and KNE has been used in its entirety and without modification. The Seller Parties have not incorporated or otherwise used Publicly Available Software in a manner that would require, or condition the use or distribution of any Acquired Technology on the disclosure, licensing or distribution of any source code for any portion of such Acquired Technology. “Publicly Available Software” means: (A) any Software that contains, or is derived in any manner in whole or in part from, any Software that is distributed as free Software, open source Software (e.g. Linux) or under similar licensing or distribution models; or (B) any Software that may require as a condition of use, modification or distribution that such Software or other Software incorporated into, derived from or distributed with such Software: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no charge.

          (q) Access to Information. The Seller Parties or KNE have not entered into any agreement requiring the Seller Parties or KNE to grant any access or rights to the source code or technical design or manufacturing documentation necessary to make the Acquired Technology or to place such materials or other technology incorporated in the Acquired Technology so that a licensee might obtain access to it upon the occurrence of any release condition. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Acquired Technology to any other person who is not, as of the date of this agreement, an employee of the Seller Parties or KNE.
          3.7 Material Contracts.
          (a) Except as set forth on Schedule 3.7(a) of the Company Disclosure Schedule, as of the date of this Agreement, no Seller Party is a party to or bound by, and the Acquired Assets are not subject to, any of the following Contracts (in each case below, to the extent that the same relates primarily to, or is otherwise necessary to the operation of the Business, the Acquired Assets or the Assumed Liabilities):
          (i) any Contracts for the purchase or sale of Inventory entered into in the ordinary course of business, which either individually or in conjunction with Contracts with the same party, and in connection with the same matter, relate to commitments in excess of $25,000 per annum (including any agreements requiring the payment of any royalties, milestones, minimum purchase payments or other guarantees made by or on behalf of the Company);
          (ii) any Contracts relating to the purchase, lease or similar arrangement of any machinery, equipment, furniture, fixture or similar property having a value in excess of $25,000;
          (iii) any Contracts with (A) any director, officer, employee or Affiliate of any Seller Party involving payments in excess of $5,000 per annum (or the equivalent amount in another currency), or (B) to the Knowledge of the Seller Parties, any Affiliate or family member of any of the foregoing involving payments in excess of $5,000 per annum;
          (iv) any agreement with any independent contractor or similar Contract that (x) involves the payment or receipt of more than $25,000 per annum and (y) is not terminable within thirty (30) days’ notice or less without penalty, liability or premium;
          (v) any currently effective collective bargaining or union agreements with respect to its employees;
          (vi) any agreement (A) restricting any Seller Party from engaging, participating, or competing with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property Rights; (B) granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of first refusal or rights of first negotiation to any other Person; (C) otherwise limiting the right of any Seller Party to make, use, sell, offer for sale, import, or distribute any Acquired Technology or services related thereto; or (D) any agreement pursuant to which any Seller Party has granted exclusive rights with respect to the Acquired Technology, including any Intellectual Property Rights;
          (vii) any agreement of guarantee, credit support, assumption or endorsement of, any indebtedness for borrowed money of other Persons;
          (viii) any line of credit, standby financing, revolving credit or other similar financing arrangement of any sort that is secured by any Acquired Assets;
          (ix) any agreement relating to any joint venture or partnership arrangement between any Seller Party, on the one hand, and a third party, on the other hand;
          (x) any leases for real property or personal property;
          (xi) any distributorship, customer sales or leasing Contracts under which any Seller Party is currently providing or receiving products or services and involving more than $25,000 per annum; and
          (xii) any Contract of indemnification or warranty, other than (A) under a Seller Party’s unmodified forms of standard customer/distribution agreements, the forms of which have been made available to the Purchaser or its counsel, or (B) warranties implied by Law;
          (xiii) any Contract pursuant to which any Seller Party has acquired or divested a business or entity, or all or substantially all of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase or sale of assets, license or otherwise;
          (xiv) any Contract with any Governmental Entity;
          (xv) any confidentiality, secrecy or non-disclosure Contract in effect other than (A) any such Contract entered into with customers or distributors in the ordinary course of business pursuant to a Seller Party’s standard unmodified form (a copy of which has been made available to the Purchaser or its counsel) and (B) any such Contract entered into in connection with a possible disposition by the Company of the Business, the terms of which prohibit the applicable Seller Party from disclosing the existence of such Contract, the parties thereto and/or the provisions thereof;
          (xvi) any agreement pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the transactions contemplated hereunder, either alone or in combination with any other event, which trigger or exercise of rights, consequence, result or effect would materially impair the ability of the Purchaser to consummate the transactions hereunder or operate the Business after Closing; and
          (xvii) any Contracts related to research or development with respect to Acquired Technology.
          The agreements, documents and instruments set forth on Schedule 3.7(a) of the Company Disclosure Schedule are collectively with the KNE Contracts referred to herein as “Material Contracts”. Except as otherwise set forth in Schedule 3.7(a) of the Company Disclosure Schedule, true, complete and correct copies of each document or instrument constituting a Material Contract in its complete, current and up-to-date version and true, complete and correct written description of the material terms of any non-written Contract listed on Schedule 3.7(a) of the Company Disclosure Schedule (Material Contracts) have been made available to the Purchaser by virtue of having been posted on the electronic data room.
          (b) Except as set forth on Schedule 3.7(b) of the Company Disclosure Schedule, all of the Material Contracts are valid, binding in accordance with their respective terms, in full force and effect, and enforceable against (i) the Seller Party or KNE (as applicable) which are a party thereto, and (ii) to the Knowledge of the Seller Parties and KNE, each third party which is party thereto, in accordance with their respective terms, except, in each case, to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.
          (c) Except as set forth on Schedule 3.7(c) of the Company Disclosure Schedule, neither any Seller Party nor KNE is in default under or in breach or violation of any Material Contract. To the Knowledge of the Seller Parties, no other party is in default under or in breach or violation of any Material Contract.
          (d) The agreements, documents and instruments set forth on Schedule 3.7(d) of the Company Disclosure Schedule are referred to herein as the “KNE Contracts”. Other than the KNE Contracts, KNE is not a party to any Contract.
          3.8 Compliance with Laws.
          (a) The Seller Parties. Each of the Seller Parties is not in material violation of any, and has not received any written notices of a material violation with respect to any, applicable Laws with respect to the conduct, ownership or operation of the Business. None of the Acquired Technology, the Acquired Assets, or the Inventory violates any Environmental Laws, and the manufacture, packaging, and distribution of the Acquired Technology has been in material compliance with all Environmental Laws.
          (b) KNE. KNE is not in material violation of any, and has not received any written notices of a material violation with respect to any, applicable Laws with respect to the conduct, ownership or operation of the KNE’s business. KNE is in material compliance with all

Environmental Laws, and has obtained and materially complied with all Permits applicable to it under Environmental Laws.
          3.9 Litigation.
          (a) Seller Parties. Except as set forth on Schedule 3.9(a) of the Company Disclosure Schedule, there is no private or governmental Action or, to the Knowledge of the Seller Parties, investigation, pending before any Governmental Entity, or, to the Knowledge of the Seller Parties, threatened against the Seller Parties or any of their respective officers or directors (in their capacities as such), in each case with respect to the Business or the Acquired Assets. There is no unsatisfied judgment, decree or order against the Seller Parties, or, to the Knowledge of the Seller Parties, any of their respective directors or officers (in their capacities as such) related to the Business. As of the date hereof, there is no Action pending or, to the Knowledge of the Seller Parties, threatened against the Seller Parties which, if adversely determined could reasonably be expected to have a material adverse effect on the Business (taken as a whole).
          (b) KNE. Except as set forth on Schedule 3.9(b) of the Company Disclosure Schedule, there is (and there was in the past three (3) years) no private or governmental Action or, to the Knowledge of the Seller Parties, investigation, pending before any Governmental Entity, or, to the Knowledge of the Seller Parties, threatened against KNE or any of its officers or directors (in their capacities as such). There is no unsatisfied judgment, decree or order against KNE, or, to the Knowledge of the Seller Parties, any of its directors or officers (in their capacities as such). As of the date hereof, there is (and there was in the past three (3) years) no Action pending or, to the Knowledge of the Seller Parties, threatened against KNE which, if adversely determined could reasonably be expected to have a material adverse effect on KNE.
          3.10 Health Care Compliance. Without limiting the generality of Section 3.8:
          (a) The Seller Parties, KNE and their respective directors, officers, employees, and agents (while acting in such capacity) are, and at all times during the past three (3) years have been, in material compliance with all relevant health care Laws applicable to the Seller Parties and KNE, including, but not limited to, the FDA Act, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), and the exclusion laws, SSA § 1128 (42 U.S.C. 1320a-7), and the regulations promulgated pursuant to such Laws, and comparable state Laws, and all other local, state, federal, national, supranational and foreign Laws relating to the regulation of the Seller Parties and KNE (collectively, “Health Care Laws”). None of the Seller Parties or KNE has received any notification, correspondence or any other communication from any Governmental Entity of potential or actual non-compliance by, or liability of, such Seller Party or KNE under any Health Care Laws. To the Knowledge of the Seller Parties and KNE, no circumstances exist that would be reasonably likely to constitute a violation of any Health Care Law.
          (b) There is no lawsuit, action, other proceeding or claim pending, received or threatened against any of the Seller Parties or KNE which relates in any way to a violation of any Health Care Law or other Law pertaining to governmental health care programs or which could result in the imposition of penalties against or the exclusion of the Seller Parties or KNE from participation in any such health care program. None of the Seller Parties, KNE or any of their respective officers, directors, employees or agents has engaged in any activity which is reasonable cause for civil penalties or mandatory or permissive exclusion from any governmental health care program.
          (c) Each of the Seller Parties and KNE has obtained and maintained each Permit, and all of such Permits are in full force and effect. All of the Permits are listed on Schedule 3.10(c) of the Company Disclosure Schedule. None of the Seller Parties or KNE has received any communication from any Governmental Entity regarding, and, there are no facts or circumstances (including, without limitation, the performance of the transactions contemplated under this Agreement) that are likely to give rise to, (i) any material adverse change in any Permit, or any failure to materially comply with any applicable Laws or any term or requirement of any Permit or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or material modification of any Permit.
          (d) All applications, notifications, submissions, information, claims, reports and statistics and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Entity relating to the Seller Parties or KNE, the Business and the Acquired Technology, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity.
          (e) Except as set forth in Schedule 3.10(e) of the Company Disclosure Schedule, during the past three (3) years, the Seller Parties and KNE have not had any manufacturing site subject to a Governmental Entity (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Entity notice of inspectional observations, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Entity in respect of the Business and alleging or asserting noncompliance with any applicable Laws, Permits, and, to the Knowledge of the Seller Parties, neither the FDA nor any Governmental Entity is considering such action.
          (f) All preclinical and clinical trials in respect of the Acquired Technology that have been or are being conducted by or on behalf of the Seller Parties or KNE and that have been submitted to any Governmental Entity, including the FDA and its counterparts worldwide, in connection with any Registration or other Permit, are being or have been conducted in compliance in all material respects with the required experimental protocols, procedures and controls pursuant to applicable Laws, including, but not limited to, the FDA Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 812. Neither the Seller Parties nor KNE has received any notices, correspondence or other communication from the FDA or any other Governmental Entity requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, a Seller Party or KNE, or in which a Seller Party or KNE has participated, and to the Seller Parties’ Knowledge, there is not reason to believe that the FDA or any other Governmental Entity is considering such action.

          (g) None of the Seller Parties is the subject of any pending or, to the Knowledge of the Seller Parties, threatened investigation in respect of the Seller Parties or the Acquired Technology, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. None of the Seller Parties or KNE, nor any of their officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar Law. As of the date hereof, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion are pending or threatened against the Seller Parties, KNE or any of their officers, employees or agents.
          (h) Except as set forth in Schedule 3.10(h) of the Company Disclosure Schedule, there have been no recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Acquired Technology (“Safety Notices”) during the past two (2) years. Schedule 3.10(h) of the Company Disclosure Schedule lists (i) all such Safety Notices, (ii) the dates such Safety Notices, if any, were resolved or closed, and (iii) to the Seller Parties’ Knowledge, any material complaints with respect to the Acquired Technology that are currently unresolved. To the Seller Parties’ Knowledge, there have been no material product complaints with respect to the Acquired Technology, and to the Seller Parties’ Knowledge, there are no facts that would be reasonably likely to result in (i) a material Safety Notice with respect to the Acquired Technology, (ii) a change in the marketing classification or a material change in labeling of any the Acquired Technology; or (iii) a termination or suspension of marketing or testing of any the Acquired Technology.
          3.11 Customers and Suppliers.
          (a) Schedule 3.11(a) of the Company Disclosure Schedule contains a true and complete list of (i) the twenty (20) largest customers and the ten (10) largest distributors of the Business based on sales made during the period beginning on January 1, 2007 and ending on March 31, 2008, along with the total amount of sales made by the Business thereto for each calendar month contained in such period and (ii) the ten (10) largest suppliers of the Business, in order of dollar volume, during (x) the twelve-month period ended June 30, 2007 and (y) the nine-month period ended March 31, 2008, showing in each case the total business in dollars from each supplier during such period.
          (b) Except as set forth on Schedule 3.11(b) of the Company Disclosure Schedule, since November 30, 2007, (i) there has not been any material adverse change in the business relationship of any Seller Party or of KNE with any customer or supplier named on Schedule 3.11(a) of the Company Disclosure Schedule, (ii) neither any Seller Party nor KNE has received any written communication from any customer, original equipment manufacturer, value-added reseller, distributor or supplier named on Schedule 3.11(a) of the Company Disclosure Schedule of any intention to terminate or materially modify existing Contracts with such Seller Party or KNE and (iii) neither any Seller Party nor KNE has received any written communication from any supplier that such supplier expects in the foreseeable future any material difficulty in obtaining, in the quantity and quality and at a price consistent with past practice, the raw materials, supplies or component products required for the manufacture, assembly or production of the Acquired Technology.
          3.12 Books and Records. The Books and Records are stated in reasonable detail and accurately and completely reflect in all material respects all material information relating to the Business, the location of its assets and properties, and the nature of the material transactions giving rise to its obligations or accounts receivable.
          3.13 Affiliate Transactions. Except as set forth in Schedule 3.13 of the Company Disclosure Schedule, neither any officer nor any director of any Seller Party or KNE, nor any child, spouse, parent or sibling or any other family member of any such officer or director, or any Affiliate of any Seller Party or KNE:
          (a) directly or indirectly owns, in whole or in part, any property, asset or right of material significance, used in connection with the Business; or
          (b) directly or indirectly has an interest in or is party to any Assumed Contract or KNE Contract.
          3.14 Warranties; Product Liability.
          (a) Warranties. Except as set forth in Schedule 3.14(a) of the Company Disclosure Schedule, (i) there are no warranties (other than those warranties implied by law), written or oral, with respect to any Acquired Technology, (ii) there are no claims pending or, to the Knowledge of the Seller Parties, threatened, with respect to any such warranty, (iii) to the Knowledge of the Seller Parties, there exists no valid basis for any such claims and (iv) the Seller Parties have determined that, under GAAP, the appropriate reserve for warranty expense related to the Business is $0.
          (b) Product Liability. Except as set forth in Schedule 3.14(b) of the Company Disclosure Schedule, there have been no product liability claims, suits, actions or proceedings involving any Seller Party or KNE relating to the Acquired Technology nor, to the Knowledge of the Seller Parties, has any such claim, suit, action or proceeding been threatened.
          3.15 Financial Information. Schedule 3.15 of the Company Disclosure Schedule sets forth the aggregate U.S. and international sales of the Business, by each product included in the Acquired Technology and by month during the period beginning on July 1, 2006 and ending on March 31, 2008 (collectively, the “Financial Information”). The Financial Information is true and correct, in all material respects, and has been prepared in accordance with the books and records of the Seller Parties and KNE, which books and records have been maintained in a manner consistent with past practice
          3.16 Receivables. Except as set forth in Schedule 3.16 of the Company Disclosure Schedule, all of the Trade Receivables arose out of bona fide, arms-length transactions for the sale of goods or the performance of services in the ordinary course of the Business, and all such Trade Receivables are good and collectible (or have been collected) in the ordinary course of the Business in accordance with their terms, and at the aggregate recorded amounts thereof, using normal collections practices. Except as set forth in Schedule 3.16 of the

Company Disclosure Schedule, none of such receivables is or was subject to any counterclaim or set off, including any recourse from customers of the Business. Since November 30, 2007, there has not been a material change in the aggregate amount of the Trade Receivables of any Seller Party or a material adverse change in the aging thereof with respect to the Business. None of the Seller Parties has any outstanding sales on approval or other contingent sales with respect to the Business.
          3.17 Inventory. Except as set forth in Schedule 3.17 of the Company Disclosure Schedule, the Inventory (a) was acquired or produced in the ordinary course of the Business, (b) is in the physical possession of the Seller Parties or KNE or in transit to or from a customer or supplier of the Seller Parties, (c) has not been pledged as collateral or otherwise is subject to any Lien and is not held on consignment from others and (d) is good, undamaged, non-obsolete and merchantable and is of a quality and quantity presently useable and saleable in the ordinary course of the Business, consistent with industry custom and business practices. The Inventory is not excessive in kind or amount as slow moving, in the light of the business of the Seller Parties and KNE has done or expected to be done. Items of below-standard quality, damaged items and items not readily saleable in the ordinary course of business have been written down in value in accordance with GAAP. The value at which the Inventory is carried on the books of the Seller Parties reflects the lower of cost (on an average costing basis methodology) or market, and is based on quantities determined by physical count, all in accordance with GAAP.
          3.18 Disclosure. None of this Agreement, the Company Disclosure Schedule, any Schedule, Exhibit or certificate or other instrument delivered or to be delivered pursuant to this Agreement or any other Transaction Document contains or will contain any untrue statement of a material fact, or omits or will omit any statement of a material fact necessary to make the statements contained herein or therein not misleading.
          3.19 No Brokers. Except as set forth on Schedule 3.19 of the Company Disclosure Schedule, no Seller Party is obligated for the payment of fees or expenses of any broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction contemplated hereby.
          3.20 Distributors. Schedule 3.20 of the Company Disclosure Schedule contains a list of distributors of the Business. The Seller Parties have made available to the Purchaser full and complete copies of all distribution Contracts with the distributors set forth on Schedule 3.20 of the Company Disclosure Schedule. Since June 30, 2006, no distribution relationship with any Seller Party for the Business or KNE has been terminated (whether by distributor or by a Seller Party or KNE) and no distributor of any Seller Party for the Business or KNE has notified any Seller Party or KNE of its intent to alter its distribution relationship.
          3.21 Entire Business. Except for the Excluded Assets, the Acquired Assets, when utilized by a labor force substantially similar to that employed by the Seller Parties in connection with the Business, are adequate to conduct the Business in all material respects as currently conducted.
          3.22 Labor Matters of KNE.

          (a) Schedule 3.22(a) of the Company Disclosure Schedule contains a true and complete list of the managing directors and all employees of KNE as of the date hereof setting forth their name, their functions, date of employment, salaries, maximum amount of performance-related payments, sales or profit participations and all rights and other benefits which are in excess of the statutory minimum requirements (including with respect to notice periods). True and complete copies of the managing directors’ service agreements and the employees’ employment agreements have been made available to the Purchaser by virtue of having been posted on the electronic data room for at least three (3) days prior to the execution of this Agreement. As of the date hereof, no notice of termination of the employment of any employee has been given nor does KNE or, to the Knowledge of the Seller Parties or of the managing directors of KNE, any employee intend to terminate such employment. Neither KNE nor, to the Knowledge of the Seller Parties or of the managing directors of KNE, any employee is in breach of the terms of employment. KNE does not employ any free-lancers or consultants. None of KNE’s employees enjoys special dismissal protection (Sonderkündigungsschutz) including, without limitation, due to severe disability, maternity leave, parental leave, works council membership, old-age part-time, etc.
          (b) No works council (Betriebsrat) exists at KNE. KNE is not a party to or obligated with respect to any collective bargaining agreements or contracts with any labor union or other representative of employees (including any works council (Betriebsrat)) and is not bound by or obligated under any standard practices (betriebliche Übung), collective grants (Gesamtzusagen), social plans (Sozialpläne) or equalization of interest agreements (Interessenausgleiche). Except for mandatory benefit schemes under applicable law KNE is not bound by any commitment (whether vested or non-vested) to pay any pension (including retirement and early-retirement payments, disablement pensions, pensions for surviving dependants to any current or former managing directors or employees) or to make any contributions with respect to any retirement, death, sickness, disability or medical benefits for any of its current or former managing directors or employees.
          (c) Except as set forth on Schedule 3.22(a) of the Company Disclosure Schedule, no stock option plans and profit participation plans under which KNE has or will have any Liability apply to any current or former managing director or employee of KNE and no loans have been granted by KNE to any such managing directors or employees. Neither the Seller Parties nor KNE has granted or promised to any managing director or employee any payment or benefit which will become payable or arise as a result of the transactions contemplated under this Agreement.
          (d) No strike or union organizational activity has occurred with respect to KNE or is pending or, to the Knowledge of the Seller Parties, threatened against KNE. Except as set forth on Schedule 3.22(d) of the Company Disclosure Schedule, there is not currently pending against KNE, nor has there been pending against KNE at any time, any allegation, claim, charge or complaint of an unfair labor practice, or of employment discrimination, harassment or retaliation, denial of leave time or benefits or breach of contract. To the Knowledge of the Seller Parties, no employee has, in connection with his or her performance of services on behalf of KNE, breached any restrictive covenant or any other obligation that he or she owes to any third party. Except as set forth on Schedule 3.22(d) of the Company Disclosure

Schedule, no employee of KNE is currently on short-term disability or long-term disability or on any other leave of absence.
          3.23 KNE Balance Sheet. The KNE Balance Sheet was prepared in accordance with GAAP and in a manner consistent with the past practices used in the preparation of the accounts for the preceding financial year (including the consistent use of any discretionary rights – Bilanzierungs- und Bewertungswahlrechte). The KNE Balance Sheet is true and correct and gives a true and fair view of the financial condition, assets and liabilities and results of operation of KNE as of the date specified therein and for the periods covered by such statement in conformity with GAAP applied consistently. There are no facts which would require a change of the KNE Balance Sheet, if such facts had been known at the time when the KNE Balance Sheet was prepared. The KNE Balance Sheet has been prepared in accordance with the books and records of KNE, which books and records have been maintained in accordance with GAAP and in a manner consistent with past practice. Such books and records are in KNE’s unrestricted possession.
          3.24 Absence of Undisclosed Liabilities of KNE. KNE does not have any Liabilities arising out of any transaction, series of transactions, action or inaction entered into or occurring on or prior to the date hereof, or any state of facts or condition existing on or prior to the date hereof, except (a) as and to the extent reflected and accrued for or reserved against in the KNE Balance Sheet; (b) for liabilities and obligations which have arisen in connection with the operation of KNE’s business after March 31, 2008 in the ordinary course of business consistent with past custom and practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law by KNE and none of which is, individually or in the aggregate, material); (c) for liabilities specifically delineated on Schedule 3.24 of the Company Disclosure Schedule, and (d) for any executory obligations arising under any KNE Contract that do not arise from or relate to a breach of such contract.
          3.25 Assets of KNE. Except as set forth on Schedule 3.25(a) of the Company Disclosure Schedule, KNE has good and valid title to all fixed and current assets reflected in the KNE Balance Sheet (except for Inventory disposed of in the ordinary course of business consistent with past practice since the date of the KNE Balance Sheet), free and clear of all Liens, except for Permitted Liens. All of KNE’s tangible assets are (a) suitable for the uses to which they are currently employed, (b) in good operating condition and repair, subject to normal and ordinary wear and tear, (c) regularly and properly maintained, (d) free from any material defects and (e) adequate and sufficient for all current operations of that portion of the Business operated by KNE. All trade accounts receivable of the KNE which are reflected in the KNE Balance Sheet or which have arisen since the date of the KNE Balance Sheet have arisen from sales or services made in the ordinary course of business, consistent with past practice. Such accounts receivable are legally existent and will be fully collectible on their respective due dates, except as set forth on Schedule 3.25(a) of the Company Disclosure Schedule and except to the extent of any specific write-downs or provisions reflected in the KNE Balance Sheet. KNE has good title to, or valid leasehold interests or licenses in, and have fully available, all assets (whether real, personal, tangible or intangible) required by KNE in order to carry on that portion of the Businesses currently operated by KNE. The working capital of KNE (comprising inventory and trade accounts receivable minus trade accounts payable) is sufficient and adequate. KNE does not own any real property.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE PURCHASER
          The Purchaser hereby represents and warrants to the Seller Parties as follows:
          4.1 Organization of the Purchaser. The Purchaser is a Delaware corporation, validly existing and in good standing under the Laws of the state of its organization and has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the concept of good standing exists and in which the nature of its business or ownership or leasing of its properties and assets makes such qualification or licensing necessary.
          4.2 Authority; No Conflict; Required Filings and Consents.
          (a) The Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser. This Agreement constitutes, assuming the due authorization, execution and delivery by the Seller Parties, a valid and binding obligation of the Purchaser, enforceable by the Seller Parties against the Purchaser in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or equity.
          (b) The execution and delivery by the Purchaser of this Agreement does not, and consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of any provision of the governing documents of the Purchaser, (ii) violate any Law applicable to the Purchaser, or (iii) conflict with or result in a breach of, or give rise to a right of termination of or loss of benefit under, or accelerate the performance required by the terms of any judgment, court order or consent decree, or any material agreement to which the Purchaser is party or constitute a default thereunder.
          (c) Neither the execution and delivery of this Agreement by the Purchaser nor the consummation of the transactions contemplated hereby will require any consent, approval, order or authorization of, or registration, declaration or filing with, or notification to any Governmental Entity or any Person, except for such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws and the securities Laws of any foreign country.
          4.3 Capital Resources. The Purchaser has available, or has access to, all necessary funds to consummate all transactions contemplated by the Transaction Documents.

          4.4 Litigation. There is no Action pending or, to the Purchaser’s Knowledge, threatened against the Purchaser (i) which, if adversely determined, could reasonably be expected to adversely affect the Purchaser’s ability to perform hereunder, or (ii) which seeks to enjoin or obtain damages in respect of the transactions contemplated hereby.
          4.5 No Brokers. The Purchaser is not obligated for the payment of fees or expenses of any broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction contemplated hereby.
          4.6 Independent Analysis. The Purchaser has had a reasonable opportunity to ask questions of and receive information and answers from Persons acting on behalf of the Seller Parties concerning the Business and has had an opportunity to conduct a due diligence investigation of the Company. In entering into this Agreement, the Purchaser has relied upon (i) the express representations and warranties of the Seller Parties set forth in the Agreement (including the Company Disclosure Schedule), (ii) other express obligations of the Seller Parties that are set forth in this Agreement (including but not limited to covenants) and (iii) the Purchaser’s own due diligence and analysis. The Seller Parties acknowledge that any investigation, examination, analysis, evaluation or due diligence conducted by the Purchaser or on its behalf shall not limit, prevent or impair any claim or other right or benefit to which the Purchaser may be entitled under this Agreement nor any claim that the Purchaser may otherwise have for indemnification under Section 9.2 (Indemnification by the Seller Parties).
          4.7 No Other Representations. The Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement or any other Transaction Document, or in any certificate contemplated hereby or thereby and delivered by any Seller Party in connection herewith or therewith, neither the Seller Parties nor any of their respective officers, directors, attorneys, financial advisors, agents or other representatives (collectively “Representatives”) are not making any representation or warranty whatsoever, express or implied, (i) with respect to the Business, the Acquired Assets, the Excluded Assets, the Assumed Liabilities, the Retained Liabilities, KNE or the transactions contemplated by this Agreement or (ii) as to the accuracy or completeness of any information regarding the Business, the Acquired Assets, the Excluded Assets, the Assumed Liabilities, the Retained Liabilities or KNE furnished or made available to the Purchaser and its Representatives. Without limiting the generality of the foregoing, the Seller Parties make no express or implied representation or warranty to the Purchaser with respect to: (a) any projections, estimates, forecasts or budgets heretofore delivered to or made available to the Purchaser of future revenues, expenses or expenditures or future results of operations; (b) except as expressly covered by a representation or warranty contained in this Agreement or any other Transaction Document, or in any certificate contemplated hereby or thereby and delivered by any Seller Party in connection herewith or therewith, any other information or documents (financial or otherwise) made available to the Purchaser, any Affiliate thereof or their respective counsel, accountants or advisers, including in certain “data rooms,” management presentations, offering memoranda or in any other form in contemplation of the transactions contemplated by this Agreement and the Transaction Documents; or (c) merchantability or fitness for a particular purpose. With respect to any projection, estimate, forecast or budget of future revenues, expenses or expenditures or future results of operations delivered by or on behalf of the Seller Parties, the Purchaser acknowledges that: (w) there are uncertainties inherent in attempting to make such projections, estimates, forecasts or budgets;

(x) it is familiar with such uncertainties; (y) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts furnished to it; and (z) it shall have no claim against the Seller Parties with respect thereto.
ARTICLE V
PRE-CLOSING COVENANTS OF THE SELLER PARTIES
          5.1 Conduct of Business Prior to the Closing. Except (i) as contemplated by this Agreement, (ii) as described in Schedule 5.1 of the Company Disclosure Schedule, or (iii) to the extent that the Purchaser shall otherwise consent in writing, during the period from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, the Seller Parties shall use commercially reasonable efforts (and shall procure that KNE uses commercially reasonable efforts) to conduct the operations of the Business in the ordinary course of business consistent with past practice, to preserve intact its and KNE’s current business organizations related to the Business, keep available the service of its and KNE’s current officers and employees necessary to operate the Business in the ordinary course of business consistent with past practice and to preserve its and KNE’s relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with respect to the Business in the ordinary course of business consistent with past practice.
          (a) The Seller Parties: Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement and except as described in Schedule 5.1 of the Company Disclosure Schedule, from the date hereof through the Closing Date, the Seller Parties shall not, with respect to the Business, without the prior written consent of the Purchaser:
          (i) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, other than any such transaction that does not involve the Business or the Acquired Assets;
          (ii) except as permitted by clause (iii)(c) below, (a) purchase, acquire or lease any material assets that would constitute Acquired Assets other than in the ordinary course of business consistent with past practice or (b) sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of, or subject to any Lien (other than a Permitted Lien) any Acquired Assets except in the ordinary course of business consistent with past practice and, to the extent not otherwise material (individually or in the aggregate) to the Business, obsolete or worn out equipment sold or disposed of in a manner consistent with past practice;
          (iii) (a) enter into any Contract that would be material to the Business, taken as a whole, (b) amend, modify, terminate or waive any right under any Assumed Contract, or (c) authorize any capital expenditures in respect of the Business that would affect an Acquired Asset or increase the Assumed Liabilities in excess of $10,000 individually or $50,000 in the aggregate;

          (iv) transfer or license to any Person or otherwise materially extend, amend or modify any rights to any Intellectual Property Rights;
          (v) incur any Liability for long-term interest bearing indebtedness, guarantee the obligations of others or incur any other Liability, in each case, to the extent such Liability or guarantee would result in an increase in the Assumed Liabilities in excess of $10,000 individually or $50,000 in the aggregate;
          (vi) fail to pay the accounts payable and any debts owed or obligations due to the Business, or pay or discharge any Liabilities related to the Business, in each case (i) in the ordinary course of business and consistent with past practice, and (ii) excluding any such payables, debts or Liabilities that are disputed by a Seller Party in good faith;
          (vii) fail to use commercially reasonable efforts to maintain the Acquired Assets in substantially their current state of repair, excepting normal and ordinary wear and tear, or fail to use commercially reasonable efforts to replace inoperable, worn-out or obsolete or destroyed Acquired Assets;
          (viii) fail to comply in all material respects with all Laws applicable to the Acquired Assets or the Business consistent with past practice;
          (ix) fail to use its commercially reasonable efforts to (a) maintain existing relationships with suppliers, customers and others having business dealings with the Seller Parties relating to the Business in the ordinary course of business and consistent with past practice and (b) otherwise to preserve the goodwill of the Business so that such relationships and goodwill will be preserved through the Closing in the ordinary course of business consistent with past practice;
          (x) amend the articles of association of KNE or take any action that would require registration in KNE’s commercial register;
          (xi) allow any Intellectual Property Rights to lapse or be abandoned prior to Closing without the written consent of the Purchaser; or
          (xii) take or agree in writing or otherwise to take any of the actions described in Sections 5.1(a)(i) through 5.1(a)(xi).
          (b) KNE: Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement and except as described in Schedule 5.1 of the Company Disclosure Schedule, from the date hereof through the Closing Date, the Seller Parties shall procure that KNE does not without the prior written consent of the Purchaser:
          (i) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division;
          (ii) declare or pay any dividend, make any other payments or distributions (except for payments in the ordinary course of Business under arm’s length service or supply agreements disclosed to the Purchaser as a KNE Contract) or grant any loans to the Seller Parties;
          (iii) factoring of any receivables or asset backed securities transactions;
          (iv) (a) purchase, acquire or lease any material assets or (b) sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of, or subject to any Lien (other than a Permitted Lien) any assets, except for inventory in the ordinary course of business consistent with past practice and, to the extent not otherwise material (individually or in the aggregate) to KNE, obsolete or worn out equipment sold or disposed of in a manner consistent with past practice;
          (v) (a) enter into any Contract that would be material to KNE, (b) amend, modify, terminate or waive any right under any KNE Contract (other than in connection with the German Contract Condition), or (c) authorize any capital expenditures in respect of the Business that would affect an increase the KNE’s liabilities in excess of $2,000 individually or $10,000 in the aggregate;
          (vi) transfer or license to any Person or otherwise materially extend, amend or modify any rights to any Intellectual Property Rights;
          (vii) incur any Liability for interest bearing indebtedness, guarantee the obligations of others or incur any other Liability, in each case, to the extent such Liability or guarantee is in excess of $2,000 individually or $10,000 in the aggregate;
          (viii) fail to pay any accounts payable and any debts owed, or fail to pay or discharge any other Liabilities when due, except for any such payables, debts or Liabilities that are disputed by KNE in good faith;
          (ix) fail to use commercially reasonable efforts to maintain its assets in substantially their current state of repair, excepting normal and ordinary wear and tear, or fail to use commercially reasonable efforts to replace inoperable, worn-out or obsolete or destroyed assets;
          (x) request any advance payments on its account receivables or any other advance payments from its other creditors outside the ordinary course consistent with past practice or take any other action that would result in an inflation of KNE’s “cash and cash equivalents” as of the Closing Date that would be inconsistent with past practice;

          (xi) hire or promote any employees or managing directors or change the compensation or benefits of any employee or managing director;
          (xii) make any lay-offs or other restructuring affecting its employees or managing directors;
          (xiii) change its accounting methods and policies;
          (xiv) fail to comply in all material respects with all applicable Laws;
          (xv) fail to use its commercially reasonable efforts to (a) maintain existing relationships with suppliers, customers and others having business dealings with KNE in the ordinary course of business and consistent with past practice and (b) otherwise preserve the goodwill of KNE’s business so that such relationships and goodwill will be preserved through the Closing in the ordinary course of business consistent with past practice;
          (xvi) allow any Intellectual Property Rights to lapse or be abandoned prior to Closing without the written consent of the Purchaser; or
          (xvii) take or agree in writing or otherwise to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xvi).
Notwithstanding anything to the contrary set forth herein, in no event shall any effect, matter, action or inaction arising out of or related to the announcement of the transactions contemplated by this Agreement and the Transaction Documents constitute a breach by any Seller Party of any representation or warranty contained in this Agreement, or of this Section 5.1.
          5.2 Access to Information. Until the Closing, the Seller Parties shall allow the Purchaser and its agents and representatives reasonable access during normal business hours upon reasonable notice to the books, records, representatives, employees, agents and offices, and customers, vendors and suppliers of the Business, and shall furnish the Purchaser and its representatives all financial, operating and other data and information with respect to the Acquired Assets or the Business as the Purchaser or its Affiliates, through their respective representatives, may reasonably request. All such access shall be subject to the terms of the Confidentiality Agreements, which agreements shall continue in full force and effect in accordance with their respective terms.
          5.3 Satisfaction of Conditions Precedent. The Seller Parties shall use their reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 7.2 (Conditions Precedent to Obligations of the Purchaser), and to deliver, or cause to be delivered, to the Purchaser, those documents set forth in Section 2.1(c). The Purchaser shall use its reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 7.1 (Conditions Precedent to Obligations of the Seller Parties), and shall deliver, or cause to be delivered, to the Company, those documents set forth in Section 2.1(b).

          5.4 No Solicitation.
          (a) From the date hereof until the earlier of the Closing or the termination of this Agreement pursuant to Section 8.1 (Termination) hereof, the Seller Parties will not, and will not permit or cause any of their officers, directors, employees, investment bankers, consultants and other agents or representatives to, directly or indirectly, take any action to solicit, initiate, encourage, respond to or facilitate the making of any Acquisition Proposal (as defined below) or any inquiry with respect thereto or engage in discussions or negotiations with or furnish any information to any Person (other than the Purchaser, the Purchaser’s Affiliates and counsel or other representatives of any of the foregoing) with respect thereto, or otherwise assist or participate in or facilitate or cooperate with in any other manner any effort or attempt by any Person that has made or, to the Knowledge of the Seller Parties, is contemplating making any Acquisition Proposal.
          (b) For purposes of this Agreement, “Acquisition Proposal” means any bona fide offer or proposal for, or any indication of interest in, (i) a merger or other business combination involving the Business, (ii) the acquisition of the equity in KNE or (iii) the acquisition of all or any portion of the Acquired Assets (excluding sales and other dispositions of Inventory in the ordinary course of business and obsolete or worn out equipment sold in a manner consistent with past practice which was not otherwise material (individually or in the aggregate) to the Business), in one transaction or series of related transactions, in each case other than the transactions contemplated by this Agreement.
          (c) The Seller Parties shall immediately cease and cause their representatives to cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any actual or potential Acquisition Proposal.
          (d) If any Seller Party receives after the date of this Agreement and prior to the earlier of the Closing Date or the termination of this Agreement, any offer or proposal relating to an Acquisition Proposal, the Company shall promptly notify the Purchaser that such an offer or proposal was made, and unless such offer or proposal is the subject of any confidentiality or non-disclosure obligations existing on or prior to the date hereof, notify the Purchaser as to the identity of the offeror or the Person making any such offer or proposal or the specific material terms of such offer or proposal, as the case may be.
          5.5 Notification. The Company shall notify the Purchaser in writing of the existence or happening of any fact, event or occurrence that is discovered, arises or comes into existence after the date hereof, which should be included in the Company Disclosure Schedule in order to make the representations and warranties set forth in Article III true and correct in all material respects as of the Closing Date (each such additional written disclosure, a “Company Disclosure Schedule Supplement”), it being understood and agreed that the delivery of such information shall not be deemed to amend or otherwise modify the Company Disclosure Schedule delivered on the date hereof or the representations and warranties contained herein or otherwise have any effect on the satisfaction of the conditions to Purchaser’s obligations to close hereunder; provided, however, that in determining after the Closing Date whether there is a breach of any representation or warranty contained in Article III for the purposes of the indemnification to be provided by the Seller Parties pursuant to Article IX, such representation or warranty shall be qualified by any information provided pursuant to this Section 5.5.
          5.6 Consents and Notifications. During the period from the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Seller Parties shall take all reasonably necessary steps to prepare and file, as promptly as practicable after the date hereof, all documentation to effect all required notices, reports and other filings to any Governmental Entity (including, without limitation, notified bodies designated by the member states of the European Union and the European Free Trade Association), and to take all reasonably necessary steps to obtain, as promptly as practicable after the date hereof, all consents and Permits required to be obtained by the Seller Parties from any such Governmental Entity, as necessary to consummate this transaction and as necessary to permit the Purchaser to continue to operate the Business in the ordinary course of business consistent with past practice after the Closing.
ARTICLE VI
CERTAIN COVENANTS AND AGREEMENTS
          6.1 Confidentiality.
          (a) From the Closing Date, the Seller Parties shall maintain, and shall cause their Affiliates (collectively, the “Confidentiality Parties”) to maintain, the confidentiality of all proprietary information relating to the Business, including information relating to the technical, manufacturing or marketing information, ideas, methods, developments, inventions, improvements, business plans, trade secrets, scientific or statistical data, diagrams, drawings, specifications or other proprietary information relating thereto, together with all analyses, compilations, studies or other documents, records or data prepared by the Seller Parties or the Purchaser or their respective Representatives which contain or otherwise reflect or are generated from such information (“Confidential Information”), except to the extent that such information (i) is in the public domain other than as a result of a breach of this Agreement by the Confidentiality Parties, or (ii) is required by Law to be disclosed; provided, that the Seller Parties comply with the provisions set forth in Section 6.1(c) hereof or (iii) being disclosed by or on behalf of the Seller Parties in connection with any Action pursuant to which the Seller Parties seek to enforce their rights or remedies under this Agreement or any of the other documents, agreements, Contracts or certificates executed or delivered in accordance with the term hereof or otherwise contemplated hereby.
          (b) The obligations of the Seller Parties pursuant to this Section 6.1 shall remain in effect for a period of five (5) years from the Closing.
          (c) If any of the Seller Parties or any Affiliate thereof is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process, but excluding any Action to enforce the rights of the Seller Parties under this Agreement or any of the other documents, agreements, Contracts or certificates executed or delivered in accordance with the term hereof or otherwise contemplated hereby) or is required by operation of law to disclose any Confidential

Information, the Company shall provide the Purchaser with prompt written notice of such request or requirement, which notice shall, if practicable, be at least seventy-two (72) hours prior to making such disclosure, so that the Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of such a waiver, any Seller Party determines, upon the advice of counsel, that such Seller Party is legally compelled to disclose Confidential Information, then such Seller Party may disclose that portion of the Confidential Information which such counsel advises is legally required to be disclosed, provided, that such Seller Party uses its reasonable efforts to preserve the confidentiality of the Confidential Information, whereupon such disclosure shall not constitute a breach of this Agreement.
          (d) In the event of a breach of any provision of this Section 6.1, the Purchaser may, in addition to other rights and remedies existing in its favor, apply to any court of competent jurisdiction for specific performance and injunctive relief in order to enforce or prevent any violation of such provisions.
          6.2 No Public Announcement. Each of the parties hereto shall consult with the other parties before issuing any press releases or otherwise making any public statements with respect to this Agreement and the transactions contemplated hereby, and each of the parties shall not issue any such press release or make any such public statement without the express written consent of the other parties, unless the release of such information is required by applicable Law. Notwithstanding the foregoing, each of the Purchaser and the Company shall be entitled to make a public announcement regarding the transactions contemplated hereby if such party deems it reasonably necessary or appropriate to fulfill its obligations as a public company; provided, however, that with respect to such party’s first public announcement of this Agreement and/or the transactions contemplated hereby, such party shall provide the other of such parties with a copy of such announcement at least twenty-four (24) hours prior to the announcement being publicized and shall in good faith consider any proposed changes thereto reasonably requested by the other of such parties.
          6.3 Further Assurances. Each party hereto agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by any other party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement. The Seller Parties shall take all actions reasonably necessary or required to be taken for the procurement, maintenance, enforcement and defense of the Patent Rights.
          6.4 The Purchaser’s Financial Statements. From and after the date hereof, upon the Purchaser’s request and at the Purchaser’s expense, the Seller Parties shall cooperate with the Purchaser and such independent auditor as the Purchaser shall designate with respect to the preparation of such financial statements relating to the Business as the Purchaser shall be required to file under Regulation S-X under U.S. federal securities Laws.
          6.5 Use of Names. Following the Closing, the Seller Parties and their Affiliates will not use the name “ThromCat”, “QuickCat”, “Safe-Cross” or any variations thereof, or any trademark, trade name or name or brand name relating thereto, or any variation or combination thereof; provided, however, that the Seller Parties and their Affiliates may indicate that they developed such products so long as in connection with any such indication, they disclose Purchaser, or such other party as Purchaser may designate, as the owner of any Trademark Rights included therein.
          6.6 Tax Matters.
          (a) To the extent the Purchaser and the Seller Parties reasonably agree the same are required, the Seller Parties shall use their commercially reasonable efforts to procure and provide the Purchaser with such clearance certificates or other documents as the Purchaser reasonably determines are required by any state taxing authority to relieve the Purchaser of any obligation to withhold any portion of the payments to the Seller Parties pursuant to this Agreement.
          (b) In the case of Taxes of KNE that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to Pre-Closing Tax Period shall be (A) in the case of Taxes that are (x) based upon or related to income or receipts of KNE or (y) employment, social security or other similar Taxes of KNE, deemed equal to the amount which would be payable if the taxable year ended on the date immediately prior to the Closing Date; and (B) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item (including, for the avoidance of doubt, all Property Taxes imposed with respect to the Assets) deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the date immediately prior to the Closing Date and the denominator of which is the number of calendar days in the entire period. To the extent permitted by or required under Applicable Law, the Seller Parties and the Purchaser shall elect to treat the Tax year of KNE as ending on the date immediately prior to the Closing Date.
          (c) The Seller Parties shall be responsible for and shall promptly pay when due all Property Taxes levied with respect to the Acquired Assets attributable to the Pre-Closing Tax Period, and the Purchaser shall be responsible for and shall promptly pay when due all Property Taxes levied with respect to the Assets attributable to the Post-Closing Tax Period. All Property Taxes levied with respect to the Acquired Assets for the Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period, as follows: the portion allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the day before the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Upon receipt of any bill for such Property Taxes relating to the Acquired Assets, the Purchaser, on one hand, and the Seller Parties, on the other hand, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.6(c) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within ten (10) days after delivery of such statement. In the event that the Purchaser or the Seller Parties shall make (or has made) any payment for which it is entitled to reimbursement under this Section 6.6(c), the applicable party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.
          (d) Purchaser shall prepare or cause to be prepared and file or cause to be timely filed all Tax Returns for KNE that are due on or after the Closing Date that include any Pre-Closing Tax Period (together, the “Purchaser’s Returns”). Each Purchaser’s Return shall be prepared in accordance with the past practice of KNE in preparing its Tax Returns, provided such past practice is consistent with applicable Law, and the applicable Law and Purchaser shall provide the Seller Parties with a draft copy of each such Purchaser’s Return (and, in the case of any Purchaser’s Return that includes a Straddle Period, a statement setting forth the allocation of Taxes reflected on such Purchaser’s Return to the Pre-Closing Period in accordance with the principles set forth in Section 6.6(b) (an “Allocation Statement”)) for review no later than thirty (30) days before the due date of such Purchaser’s Return (taking into account any properly obtained extensions). If the Purchaser and the Seller Parties fail to resolve any dispute with respect to any Purchaser’s Return or related Allocation Statement provided by Purchaser to the Seller Parties within fifteen (15) days after receipt of such Purchaser’s Return and related Allocation Statement by the Seller Parties, then any such disputed matter shall be submitted to and resolved by a mutually agreed nationally recognized in Germany independent accounting firm (the “Independent Accounting Firm”). The Independent Accounting Firm shall be directed to render a written report on the unresolved disputed issues as promptly as practicable, but in no event greater than ten (10) days after such submission to the Independent Accounting Firm, and limit its review to the unresolved issues. The resolution of any dispute by the Independent Accounting Firm shall be final and binding on the Purchaser and the Seller Parties. The fees and expenses of the Independent Accounting Firm shall be allocated between the Purchaser and the Seller in the proportion that the amounts determined by the Independent Accounting Firm against each party bear to the total amount in dispute (determined with respect to dollar amount).
          (e) Purchaser shall not, and shall not permit any of its Affiliates to, (i) make any election under Section 338(g) of the Code with respect to the acquisition of the KNE Interests contemplated by this Agreement, (ii) make any election under Treasury Regulation 301.7701-3 with respect to KNE effective on or before the Closing Date, or (iii) without the prior written consent of the Sellers Parties, which such consent shall not be unreasonably withheld (except in the event such action could result in a claim for indemnification by the Purchaser against the Seller Parties, then without the prior written consent of the Seller Parties): (y) file, re-file, or amend any Tax Return for KNE that was due before the Closing Date or (z) amend any Purchaser’s Return prepared and filed pursuant to Section 6.6(d).
          (f) Purchaser and its Affiliates, on the one hand, and the Seller Parties, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Section 6.6(d) and any audit, litigation or other proceeding with respect to Taxes relating to the Acquired Assets. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Seller Parties and Purchaser agree to

(A) to retain all books and records with respect to Tax matters pertinent to the Acquired Assets relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or the Seller Parties, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Purchaser and its Affiliates or the Seller Parties, as the case may be, shall allow the other party to take possession of such books and records.
          (g) Each Seller Party shall deliver to the Purchaser at Closing a certificate of non-foreign status (in such form as reasonably requested by Purchaser) conforming to the requirements of Section 1.1445-2(b)(2) of the United States Treasury Regulations. Purchaser and the Seller Parties further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
          (h) All tax-sharing agreements or similar agreements with respect to or involving KNE, on one hand, and the Seller Parties and their Affiliates (other than KNE), on the other hand, shall be terminated as of the Closing and, after the Closing, KNE shall not be bound thereby or have any liability or claim for benefit thereunder.
          (i) Purchaser shall pay the Seller Parties any Tax refunds received by the Purchaser or its Affiliates with respect to Taxes of the KNE for all Pre-Closing Tax Periods within fifteen (15) business days of receipt of any such Tax refund. Any such payments shall be treated as an adjustment to the Final Base Purchase Price.
          (j) The Purchaser shall promptly notify the Seller Parties, in writing upon receipt of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments relating to the income, properties or operations of the Seller Parties that reasonably may be expected to result in a claim for indemnification under this Agreement (each, a “Tax Claim”). Purchaser’s failure to notify the Seller Parties of a Tax Claim will not relieve any of the Seller Parties of any liability that they may have, except to the extent the defense of such Tax Claim is prejudiced by Purchaser’s failure to give such notice. Such notice shall include a copy of the relevant portion of any correspondence received from the relevant Tax authority. The Seller Parties may elect within ten (10) days of receiving notice of a Tax Claim to represent the Purchaser or any of its Affiliates in any such Tax Claim, and to employ counsel of their choice at their expense, provided that the Seller Parties may not agree to settle any Tax Claim without Purchaser consent, which consent shall not be unreasonably conditioned, withheld or delayed. If Purchaser unreasonably refuses to give its consent to any proposed settlement, then the Seller Parties liability under this Agreement with respect to such Tax Claim shall be limited to the aggregate amount of the proposed settlement. If the Seller Parties choose to direct a Tax Claim, Purchaser shall (i) cause powers of attorney authorizing the Seller Parties to represent the Purchaser or its Affiliates, as the case may be, before the relevant Tax authority and such other documents as are reasonably necessary for the Seller Parties to control the conduct of any such Tax Claim and (ii) have the right to participate in the Tax Claim at its own expense (which expense shall not be deemed a Loss for purposes of this Agreement). In the event of any conflict between the provisions of this Section 6.6(j) and Section 9.4, this Section 6.6(j) shall govern. Notwithstanding the foregoing, if any issue raised in a Tax Claim could have an impact on the Taxes of the Purchaser, KNE, the Business or the Acquired Assets for any Post-Closing Tax Period, then the Purchaser shall have the opportunity to jointly control the conduct and resolution of the portion of such Tax Claim which could have an impact on such Taxes for any Post-Closing Tax Period.
          6.7 Sales and Marketing Efforts. The Purchaser agrees and acknowledges that it will use commercially reasonable efforts to market and sell the Acquired Technology.
          6.8 Employees of KNE. Immediately prior to the Closing, the Seller Parties shall cause KNE to give, without undue delay, notice of termination to up to five (5) employees and/or two (2) managing directors of KNE as may be indicated by the Purchaser to the Seller Parties in writing no later than five Business Days prior to the Closing Date (the employees and/or managing directors so indicated herein referred to as the “KNE Lay-Off Employees” and any other current or former employees and/or managing directors which are not KNE Lay-Off Employees hereinafter referred to as the “KNE Other Employees”). In addition, the Seller Parties shall cause KNE to give, without undue delay, notice of termination under any contracts to which KNE is party in respect of the employment of the KNE Lay-Off Employees, including without limitation contracts relating to car leases and cell phones (“KNE Lay-Off Employee Ancillary Contracts”).
          6.9 Processing Agreement. The Company and the Purchaser agree to use their commercially reasonable efforts to amend the Processing Agreement following the Closing and prior to the expiration of the QuickCat Manufacturing Period (as defined in the Manufacturing and Licensing Agreement) in order to meet the specifications of each of the Company and the Purchaser for the services to be provided under the Processing Agreement following the expiration of the QuickCat Manufacturing Period.
          6.10 Pending Applications. The Company shall complete the application procedures for any applications or Permits pending as of the date hereof related to the Acquired Technology.
ARTICLE VII
CONDITIONS TO CLOSING
          7.1 Conditions Precedent to Obligations of the Seller Parties. The obligation of the Seller Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:
          (a) Representations and Warranties; Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing as if made on the Closing Date (other than those representations and warranties that are qualified as to materiality which shall be true and correct in all respects and other than those representations and warranties made as of another date, which representations and warranties shall have been true and correct as of such date); (ii) the covenants contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects; and (iii) the Seller Parties shall have received a certificate of the Purchaser to such effect signed by a duly authorized executive officer.
          (b) No Governmental Order; Legal Proceedings. No federal, state or local law, ordinance, rule, regulation or order shall have been enacted or promulgated and no preliminary or permanent injunction or other order issued by any Governmental Entity shall be in effect, nor shall there be pending, or threatened, any action, suit or proceeding before any Governmental Entity, that would restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby or materially adversely affect the ability of the Purchaser to conduct the Business following the Closing substantially as it currently is being conducted.
          (c) Ancillary Agreements. The Purchaser shall have executed and delivered to the Seller Parties the agreements and instruments referred in Section 2.1(b) of this Agreement.
          7.2 Conditions Precedent to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:
          (a) Representations and Warranties; Covenants. (i) The representations and warranties of the Seller Parties contained in this Agreement shall be true and correct in all material respects as of the Closing as if made on the Closing Date (other than those representations and warranties that are qualified as to materiality which shall be true and correct in all respects and other than those representations and warranties made as of another date, which representations and warranties shall have been true and correct as of such date); (ii) the covenants contained in this Agreement to be complied with by the Seller Parties on or before the Closing shall have been complied with in all material respects; and (iii) the Purchaser shall have received a certificate of the Seller Parties to such effect signed by a duly authorized executive officer of each of the Seller Parties.
          (b) No Governmental Order; Legal Proceedings. No federal, state or local law, ordinance, rule, regulation or order shall have been enacted or promulgated and no preliminary or permanent injunction or other order issued by any Governmental Entity shall be in effect, nor shall there be pending, or threatened, any action, suit or proceeding before any Governmental Entity that would restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby.
          (c) No Material Regulatory Issue or Force Majeure Event. Between the date hereof and the Closing Date, there shall have been no Material Regulatory Issue or Force Majeure Event.
          (d) Ancillary Agreements. The Seller Parties and/or their Affiliates, as applicable, shall have executed and delivered, or caused to be executed and delivered, to the Purchaser the agreements and instruments referred to in Section 2.1(c) of this Agreement.
          (e) Approvals. All consents, authorizations and approvals, waivers or exemptions, and filings and registrations, required to be obtained from or made with any Person in connection with the execution, delivery and performance by the Seller Parties of this

Agreement and each document to be executed and delivered by the Seller Parties pursuant to this Agreement or in connection with the transactions contemplated hereby and the consummation by the Seller Parties of the transactions contemplated hereby and thereby shall have been obtained or made, including all such consents, authorizations and approvals set forth in Schedule 5 of the Company Disclosure Schedule or otherwise required under Section 5.6, and all required filings shall have become effective.
          (f) KNE Contracts. The Company and KNE shall have terminated the Agreement for Services and the Commissionaire Agreement. The Purchaser, the Company and/or KNE shall have entered into a new agreement similar to the Agreement for Services which appoints KNE as the Authorized Representative (as defined in the Agreement for Services) of KNC for so long as the Products (as defined in the Manufacturing and License Agreement) are sold under the Company’s name until such time as the Purchaser has obtained the necessary Permits to sell such Products under the Purchaser’s name, at which point, KNE shall be appointed as the Authorized Representative of the Purchaser. Notwithstanding the foregoing, in the event that the parties have failed to enter into such new agreement similar to the Agreement for Services, the Seller Parties shall be deemed to have satisfied the conditions set forth in this Section 7.2(f) so long as they have worked in good faith with the Purchaser to enter into such agreement and offered and attempted to enter into such agreement on terms that a reasonable person would find to be commercially reasonable under the circumstances.
ARTICLE VIII
TERMINATION AND AMENDMENT
          8.1 Termination. This Agreement may be terminated at any time prior to the Closing:
          (a) by mutual written consent of the Purchaser and the Seller Parties; and
          (b) by the Seller Parties or the Purchaser if the Closing shall not have occurred on or before June 30, 2008.
          8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and have no effect and there shall be no liability or obligation on the part of the Purchaser, any Seller Party or their respective officers, directors, stockholders, members, or Affiliates, except that (a) in the case of any breach arising prior to such termination, the rights and remedies hereunder with respect thereto shall survive any such termination and continue in full force and effect and (b) the provisions of Section 6.1, Article VIII and Article X of this Agreement shall survive any such termination and continue to be and remain in full force and effect.
          8.3 Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the transactions contemplated hereby are consummated.

ARTICLE IX
INDEMNIFICATION
          9.1 Survival of Representations, Etc. All of the representations and warranties made by each party in this Agreement or in any attachment, exhibit, schedule, certificate, document or list delivered by any such party pursuant hereto shall survive the Closing for a period equal to eighteen (18) months, except that claims based upon or arising out of representations and warranties contained in Sections 3.1 (Organization), 3.2(a) (Authority), 3.3 (Tax Matters), 3.5 (Title to Property and Assets), 3.6(c)(iii) (Sufficiency of Intellectual Property Rights) and 3.10 (Health Care Compliance) hereof shall survive the Closing for the relevant statute of limitations, including any extensions thereof. No investigation made by any of the parties hereto shall in any way limit the representations and warranties of the parties. Each party hereto shall be entitled to rely upon the representations and warranties of the other parties set forth in this Agreement. The termination of the representations and warranties provided herein shall not affect the rights of a party in respect of any claim made by such party in a writing received by the other party prior to the expiration of the applicable survival period provided herein. All covenants, agreements and other obligations of the Seller Parties and the Purchaser set forth in this Agreement that are to be performed following the Closing Date shall survive the Closing and continue in full force and effect until such covenants, agreements and other obligations are performed in accordance with the terms of this Agreement.
          9.2 Indemnification by the Seller Parties. Except as otherwise limited by this Article IX, the Seller Parties, jointly and severally, shall indemnify and hold harmless the Purchaser and its Affiliates, parents, subsidiaries, officers, directors, employees, agents, independent contractor salespersons, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (whether or not arising out of third-party claims) (including, without limitation, costs of mitigation, losses in connection with any Environmental Law, lost profits and other losses resulting from any shutdown or curtailment of operations, reasonable attorneys’ fees and expenses and any and all amounts paid in investigation, defense or settlement of any or all of the foregoing) (“Losses”), arising out of or resulting from (i) any or all misrepresentations or breaches of warranty by the Seller Parties contained herein or in any document delivered hereunder; (ii) the breach of any or all covenants or agreements by the Seller Parties contained herein or in any document delivered hereunder; (iii) any Losses of the Purchaser arising out of or resulting from the failure of the Seller Parties to comply with any applicable bulk sales laws in the United States; (iv) any Retained Liabilities; (v) except to the extent constituting an Assumed Liability, or otherwise indemnifiable under Section 9.3, all Liabilities arising out of the ownership or operation of KNE, the Acquired Assets or the Business prior to the Closing Date; (vi) (A) relating to time periods prior to, on or after the Closing Date, resulting from or in connection with (x) the employment relationships of the KNE Lay-Off Employees and the termination of such employment relationships (including, without limitation, salary payments, bonus payments severance payments, social security charges, vacation entitlements, payments as a result of post-contractual non compete provisions, costs of any court proceedings) and (y) the KNE Lay-Off Employee Ancillary Contracts and the termination of such contracts (including, without limitation any payment obligations and other obligations towards the respective other parties to such contracts prior to their effective termination), and (B)

relating to the time period prior to or on the Closing Date and resulting from or in connection with the employment relationships of the KNE Other Employees (including, without limitation, any payment obligations as a result of unpaid overtime); (vii) if the German Contract Condition is not satisfied prior to the Closing, any Liability of KNE arising as a result of the termination by KNE of the German Contract so long as such termination is made upon at least sixty (60) days prior written notice and is effective no later than February 1, 2010; and (viii) any Taxes of KNE with respect to any Pre-Closing Tax Period and the unpaid Taxes of any Person (other than KNE) under Treasury Regulations Section 1.1502-6 (or any similar Laws), as a transferee or successor, by contract, or otherwise. For purposes of Section 9.2(viii), the Taxes of KNE for any Straddle Period shall be allocated as provided in Section 6.6(b). It is clarified, for the avoidance of doubt, that the Seller Parties’ indemnification obligation pursuant to (vi)(A) shall also apply in the event that a termination of the KNE Lay-Off Employees and/or the KNE Lay-Off Employee Ancillary Contracts is not legally possible, or is not effected by KNE in accordance with Section 6.8, or is effected by KNE only after the Closing Date and that such obligation shall include, without limitation, indemnification of the Purchaser and KNE for any payments required under the respective employment contract or KNE Lay-Off Employee Ancillary Contract through the effective termination of such contract. Notwithstanding the foregoing, in no event shall any Seller Party have any indemnification obligation pursuant to this Section 9.2 with respect to any Losses (or portion thereof) for which a liability or accrual has been reflected in the KNE Closing Balance Sheet for such Losses and taken into account in the Base Purchase Price Determination Certificate as a deduction in the calculation of the Final Purchase Price.
          9.3 Indemnification by the Purchaser. Except as otherwise limited by this Article IX, the Seller Parties and their respective Affiliates, agents, parents, subsidiaries, officers, directors, employees, agents, independent contractor salespersons, successors and assigns (collectively, the “Seller Indemnified Parties”) shall be indemnified and held harmless by the Purchaser for any and all Losses arising out of or resulting from (i) any and all misrepresentations or breach of warranty by the Purchaser contained herein or in any document delivered hereunder, (ii) the breach of any covenant or agreement by the Purchaser contained herein or in any document delivered hereunder to which the Purchaser is a party, (iii) all Assumed Liabilities; (iv) all Liabilities arising out of the ownership or operation of KNE, the Acquired Assets or the Business on or after the Closing Date, except to the extent such liabilities constitute a Retained Liability or are otherwise indemnifiable under Section 9.2; and (v) all Taxes arising out of the transfer, ownership or operation of the Acquired Assets following the Closing Date, except to the extent such Taxes constitute Transfer Taxes or are otherwise addressed in Section 14.2 of the Manufacturing Agreement.
          9.4 General Indemnification Provisions.
          (a) For the purposes of this Section, the term “Indemnitee” shall refer to the Person or Persons indemnified, or entitled, or claiming to be entitled, to be indemnified, pursuant to the provisions of this Article IX as the case may be; and the term “Indemnitor” shall refer to the Person having the obligation to indemnify pursuant to this Article IX. The term “Losses” is not limited to matters asserted by third parties, but includes Losses incurred or sustained by an Indemnitee in the absence of third party claims, and payments by the Indemnitee shall not be a condition precedent to recovery.

          (b) An Indemnitee shall give the Indemnitor prompt written notice of any matter which an Indemnitee has determined has given or could give rise to a right of indemnification under this Agreement as soon as practicable after the Indemnitee becomes aware of such matter, stating the amount of Losses, if known, and the method of computation thereof, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations and liabilities of an Indemnitor under this Article IX with respect to Losses arising from claims of any third party that are subject to the indemnification provided for in this Article IX (“Third Party Claims”) shall be governed by the following additional terms and conditions: if an Indemnitee shall receive notice of any Third Party Claim, the Indemnitee shall give the Indemnitor prompt written notice of such Third Party Claim as promptly as practicable (and in any event within fifteen (15) calendar days after the service of the citation or summons) and shall permit the Indemnitor, at its option, to participate in the defense of such Third Party Claim by counsel of its own choice and at its expense; provided that such counsel is reasonably acceptable to Indemnitee; provided further that the failure to provide such notice shall not relieve the Indemnitor form any of its obligations under this Article IX except to the extent the Indemnitor is materially prejudiced by such failure. The Indemnitor shall also be entitled, at its option, to assume and control the defense of such Third Party Claim at its cost, risk and expense and through counsel of its choice if it gives notice, within fifteen (15) calendar days after receiving written notice of such claim from the Indemnitee, of the Indemnitor’s intention to do so to the Indemnitee, unless the named parties to such action or proceeding include both the Indemnitor and the Indemnitee and the Indemnitee has been advised by counsel that there may be one or more legal defenses available to such Indemnitee that are different from or additional to those available to the Indemnitor. If the Indemnitor exercises its right to undertake the defense against any such Third Party Claim as provided above, the Indemnitee shall cooperate with the Indemnitor in such defense and make available to the Indemnitor, at the Indemnitor’s expense, all witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnitor. Similarly, in the event the Indemnitee is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnitor shall cooperate with the Indemnitee in such defense and make available to it all such witnesses, records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnitee. No such Third Party Claim, except the settlement thereof which involves the payment of money only and for which the Indemnitee is fully indemnified by the Indemnitor, may be settled by the Indemnitor without the written consent of the Indemnitee. If the Indemnitor fails to assume the defense of such Third Party Claim within fifteen (15) calendar days after receipt of the notice thereof, the Indemnitee against which such claim has been asserted will (upon delivering notice to such effect to the Indemnitor) have the right to undertake, at the Indemnitor’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the Indemnitor and the Indemnitor will be bound by any determination made in such claim or compromise or settlement effected by the Indemnitee.
          9.5 Limits on Indemnification.
          (a) Basket on Losses of Purchaser Indemnified Parties. Notwithstanding anything to the contrary set forth in this Agreement (but subject to the proviso set forth in this sentence), neither Seller Party shall be liable to any Purchaser Indemnified Party under Section

9.2(i) unless the aggregate Losses incurred by the Purchaser Indemnified Parties with respect to which indemnification is to be provided hereunder exceed Two Hundred Thousand Dollars ($200,000) (the “Basket Threshold”), in which case the Seller Parties shall be liable to the Purchaser Indemnified Parties for the Losses included in the Basket Threshold; provided, however, that the limitations set forth in this Section 9.5(a) and application of the Basket Threshold shall not apply to (i) any Losses incurred by any Purchaser Indemnified Party arising out of or otherwise by virtue of any inaccuracy of the representations and warranties contained in Sections 3.1 (Organization), 3.2(a) (Authority), 3.3 (Tax Matters), 3.5 (Title to Property and Assets), 3.6(c)(iii) (Sufficiency of Intellectual Property Rights) and 3.10 (Health Care Compliance) of this Agreement or (ii) any Losses arising out of fraud, willful misrepresentation or willful misconduct on the part of the Seller Parties.
          (b) Cap on Losses of Purchaser Indemnified Parties. The aggregate amount required to be paid by Seller Parties under Section 9.2(i) shall not exceed Five Million Dollars ($5,000,000) (the “Cap”); provided, however, that the Cap shall not apply to (i) any Losses of the Purchaser Indemnified Parties arising out of or otherwise by virtue of any inaccuracy in any of the representations and warranties contained in Sections 3.1 (Organization), 3.2(a) (Authority), 3.3 (Tax Matters), 3.5 (Title to Property and Assets), 3.6(c)(iii) (Sufficiency of Intellectual Property Rights) and 3.10 (Health Care Compliance) of this Agreement and no indemnification payment made by the Seller Parties with respect to any such inaccuracy shall be considered in determining whether the Cap has been satisfied or (ii) any Losses arising out of fraud, willful misrepresentation or willful misconduct on the part of the Seller Parties.
          (c) Neither the exercise of nor the failure to exercise any available right of setoff will constitute an election of remedies or limit the Purchaser in any manner in the enforcement of any other remedies that may be available to it. If the Purchaser elects to exercise any such right of setoff, the Purchaser shall first submit a notice of claim to the Seller Parties in accordance with the procedures set forth herein and the Purchaser’s exercise of such right of setoff with respect to such claim shall be subject to the dispute resolution provisions set forth herein.
          (d) If any Losses sustained by an Indemnitee are covered by an insurance policy or an indemnification, contribution or similar obligation of another Person (other than an Affiliate of such Indemnitee), the Indemnitee shall use commercially reasonable efforts to collect such insurance proceeds or indemnity, contribution or similar payments. If the Indemnitee receives such insurance proceeds or indemnity, contribution or similar payments prior to being indemnified with respect to such Losses under Sections 9.2 or 9.3, the payment with respect to such Losses shall be reduced by the net amount of such insurance proceeds or indemnity, contribution or similar payments to the extent related to such Losses, less reasonable attorney’s fees and other expenses incurred in connection with such recovery. If the Indemnitee receives such insurance proceeds or indemnity, contribution or similar payments after being indemnified and held harmless by an Indemnitor with respect to such Losses, the Indemnitee shall pay to the Indemnitor the net amount of such insurance proceeds or indemnity, contribution or similar payment to the extent related to such Losses, less reasonable attorney’s fees and other expenses incurred in connection with such recovery. If any Indemnitee receives payment under this Article IX on account of a claim that an Indemnitor believes in good faith is covered by an insurance policy or an indemnification, contribution or similar obligation of another Person

(other than an Affiliate of such Indemnitee), then the Indemnitee shall on written request of the Indemnitor (i) assign, to the extent assignable, its rights under such insurance policy or indemnification, contribution or similar obligation with respect to such claim to the Indemnitor and (ii) if requested to do so by the Indemnitor, the Indemnitee shall reasonably cooperate with the Indemnitor, to collect any such insurance or indemnification, contribution or similar obligation. In all cases, the foregoing shall be subject to any subrogation rights of Indemnitor’s insurers.
          (e) Notwithstanding anything to the contrary set forth in this Agreement (except for the last sentence of this Section 9.5(e)), the obligations of the Seller Parties to indemnify the Purchaser pursuant to Sections 9.2(i) and 9.2(ii) shall be the Purchaser’s sole and exclusive remedy against the Seller Parties, except that this Section 9.5(e) shall not apply in the case of fraud, willful misrepresentation or willful misconduct in connection with any representation, warranty or covenant of the Seller Parties. Notwithstanding anything to the contrary contained in this Section 9.5(e), the provisions of this Section 9.5(e) shall not apply to any claim by the Purchaser against the Seller Parties based upon a failure of the Seller Parties to transfer any of the Acquired Assets pursuant to the terms of this Agreement.
          (f) Each Indemnitee shall use commercially reasonable efforts to mitigate any Losses for which such Indemnitee seeks indemnification.
          9.6 Tax Treatment of Indemnification Payments. To the extent permitted by Law, indemnification payments made pursuant to this Agreement shall constitute adjustments to the Final Base Purchase Price and to the Post-Closing Payment hereunder, and shall be treated as such by the Purchaser and the Seller Parties on their Tax Returns, in each case unless otherwise agreed in writing.
ARTICLE X
MISCELLANEOUS
          10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with a confirmation thereof), two (2) Business Days after being mailed by registered or certified mail (return receipt requested), or the Business Day after being sent if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
          (a) if to the Purchaser:
The Spectranetics Corporation
9965 Federal Drive
Colorado Springs, CO 80921
Telephone: (719) 447-2000
Telecopier: (719) 447-2022
Attention: Chief Executive Officer

          with a copy to:
The Spectranetics Corporation
9965 Federal Drive
Colorado Springs, CO 80921
Telephone: (719) 447-2000
Telecopier: (719) 447-2022
Attention: General Counsel
          (b) if to the Seller Parties:
Kensey Nash Corporation
735 Pennsylvania Drive
Exton, PA 19341
Telephone: (484) 713-3100
Telecopier: (484) 713-2900
Attention: Joseph W. Kaufmann
          with a copy to:
Katten Muchin Rosenman LLP
525 W. Monroe Street
Chicago, IL 60661
Telephone: (312) 902-5411
Telecopier: (312) 902-1061
Attention: David R. Shevitz, Esq. and Kimberly Smith, Esq.
          10.2 Interpretation. When a reference is made in this Agreement to articles or sections, such reference shall be, respectively, to an article or a section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Each reference herein to a Schedule or Exhibit refers to the item identified separately in writing by the parties as the described Schedule or Exhibit to this Agreement. Every matter, document and item referred to, set forth or described herein under any section of the Company Disclosure Schedule attached hereto shall be deemed to be disclosure under all relevant sections of the Company Disclosure Schedule and shall be deemed to qualify each representation and/or warranty of the Seller Parties in this Agreement, to the extent such matter, document or item would reasonably be expected to pertain and such application is reasonably apparent from the face of the disclosure of such matter, document or item, notwithstanding the omission of a reference or cross-reference thereto. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”
          10.3 Counterparts. This Agreement may be executed (including by facsimile transmission or .pdf) in two or more counterparts, all of which shall be considered one and the same agreement.

          10.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the documents and the instruments executed and delivered in connection herewith and the Confidentiality Agreements constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties and between the Purchaser and the Seller Parties with respect to the subject matter hereof, and are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
          10.5 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to any applicable conflicts of law rules or principles.
          10.6 Consent to Jurisdiction; Venue; Waiver of Certain Damages and Jury Trial.
          (a) Except where it is pursuant to the terms of this Agreement entitled to injunctive relief, prior to commencing any litigation in connection with this Agreement or the other Transaction Documents, each party hereto shall use commercially reasonable efforts to cause its chief executive officer to confer with the chief executive officers of the other parties hereto for a period of at least 30 days, and each party hereto shall use its commercially reasonable efforts to resolve such dispute. During such 30-day period, the party seeking to commence such litigation shall attend no fewer than three (3) full business days of meetings at the other party’s principal executive offices. Only after compliance with the provisions of this Section 10.6(a) may a party hereto commence an action in connection with this Agreement or the other Transaction Documents.
          (b) Each party hereto hereby submits to the exclusive jurisdiction of the United States District Court for the District of Delaware and of any Delaware state court sitting in the County of New Castle, State of Delaware for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum, and the parties hereto irrevocably agree that all such proceedings shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.1 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.
          (c) Each party hereto waives any claim to punitive, exemplary or multiplied damages from the other; provided, however, that this waiver shall not be deemed to prevent any Purchaser Indemnified Party or Seller Indemnified Party from recovering Losses incurred by such Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, as a result of any claim (i) from any third party for any such punitive, exemplary or multiplied damages imposed upon such Purchaser Indemnified Party or Seller Indemnified Party and as to which claim such Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, is otherwise entitled to indemnification under Section 9.2 in the case of Purchaser Indemnified Parties or Section 9.3 in the case of Seller Indemnified Parties or (ii) for fraud.
          (d) Waiver of Jury Trial EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS OR EVENTS CONTEMPLATED HEREBY OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO. THE PARTIES HERETO EACH AGREE THAT ANY AND ALL SUCH CLAIMS AND CAUSES OF ACTION SHALL BE TRIED BY THE COURT WITHOUT A JURY. EACH OF THE PARTIES HERETO FURTHER WAIVES ANY RIGHT TO SEEK TO CONSOLIDATE ANY SUCH LEGAL PROCEEDING IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED.
          10.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; except that the Purchaser shall be entitled to assign this Agreement in whole or in part to any of its Affiliates (in which case the Purchaser shall remain liable for all obligations of the Purchaser hereunder, including the performance or nonperformance of any actions or omissions of its Affiliates) upon reasonable advance notice to the Seller Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.
          10.8 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          10.9 Extension; Waiver. At any time prior to the Closing, the parties hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or the other acts of the other parties hereto, (ii) waive any inaccuracies in the representations or warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any such waiver by a party of a condition to closing of this Agreement shall also operate as a waiver and release of any corresponding covenant, agreement or other obligation relating to the same subject matter set forth in this Agreement.
          10.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law or regulation, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible. Notwithstanding the foregoing, no illegality, invalidity or unenforceability of any provision of this Agreement or other agreement between the parties shall affect the validity and enforceability of Section 2.6 and the obligation of the Purchaser to make the Post-Closing Payment thereunder.
          10.11 Company Disclosure Schedule. Except as otherwise provided in the Company Disclosure Schedule, all capitalized terms therein shall have the meanings assigned to them in this Agreement. Matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by this Agreement to be disclosed. No disclosure made in the Company Disclosure Schedule shall constitute an admission or determination that any fact or matter so disclosed is material, would have a material adverse effect, meets a dollar or other threshold set forth in this Agreement , and no Person shall use the fact of the setting of an amount or the inclusion of such facts or matters in any dispute or controversy as to whether any obligation, amount, fact or matter is or is not material for purposes of this Agreement. Any reference to a section or subsection in the Company Disclosure Schedule refers to that section or subsection of this Agreement, unless the context requires otherwise. No disclosure in the Company Disclosure Schedule relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication to any third party that any such breach or violation exists or has actually occurred.
          10.12 License. Seller Parties hereby grant to Purchaser a worldwide, royalty-free, sublicenseable, perpetual, irrevocable, non-exclusive license, under any and all Proprietary Rights owned or otherwise controlled by any of the Seller Parties that are not transferred by Seller Parties to Purchaser under this Agreement but that are necessary for the conduct of the Business, outside of the Licensed Field (as such term is defined in the License Agreement), to manufacture, have manufactured, import, use, sell, offer for sale, research, develop, commercialize, import, export, distribute, and market the Acquired Technology and any improvement thereto, and to modify, reproduce, distribute, transmit, display, and produce derivative works of design documents and other copyrighted materials and documentation in connection with the Business.
[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed and delivered this Asset Purchase Agreement as of the date first written above.

KENSEY NASH CORPORATION

By:	/s/ Joseph W. Kaufmann

Name: Joseph W. Kaufmann
Title: Chief Executive Officer, President and Secretary

ILT ACQUISITION SUB, INC.

By:	/s/ Joseph W. Kaufmann

Name: Joseph W. Kaufmann
Title: President

KENSEY NASH HOLDING CORPORATION

By:	/s/ Joseph W. Kaufmann

Name: Joseph W. Kaufmann
Title: President

THE SPECTRANETICS CORPORATION

By:	/s/ Guy A. Childs

Name: Guy A. Childs
Title: Vice President and Chief Financial Officer